Filed with the Securities and Exchange Commission on  June 20, 2003


                                                   Commission File No. 333-99601
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 AMENDMENT NO. 2

                                       TO
                                    FORM F-3
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933

                           --------------------------

                          HEALTHCARE TECHNOLOGIES LTD.
            (Exact name of registrant as specified in its charter and
                 translation of Registrant's name into English)

                           --------------------------

               Israel                              2835                      Not Applicable
    (State or other jurisdiction       (Primary Standard Industrial         (I.R.S. Employer
 of incorporation or organization)     Classification Code Number)         Identification No.)

                           --------------------------

                                3 Habosem Street
                       Kiryat Minrav, Ashdod, Israel 77610
                                011-972-8-8562920
   (Address and telephone number of Registrant's principal executive offices)

                           --------------------------

                               Phillips Nizer LLP
                                666 Fifth Avenue
                            New York, New York 10103
                                 (212) 977-9700
                         Attention: Brian Brodrick, Esq.
            (Name, address and telephone number of agent for service)

                           --------------------------

                                   Copies to:
                              Brian Brodrick, Esq.
                               Phillips Nizer LLP
                                666 Fifth Avenue
                            New York, New York 10103
                                 (212) 841-0700

                           --------------------------

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the Registration Statement becomes effective.

         If the only securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box [_]

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box [X]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                         CALCULATION OF REGISTRATION FEE

------------------------------- ---------------------- ------------------- -------------------- --------------------
Title of Each Class                                     Proposed Maximum    Proposed Maximum
of Securities to be                   Amount to          Offering Price    Aggregate Offering        Amount of
Registered                          be Registered        Per Share (1)            Price          Registration Fee
------------------------------- ---------------------- ------------------- -------------------- --------------------
Ordinary shares (2)........             4,111,612               $0.36(3)   $1,480,180.30                 $137.00
------------------------------- ---------------------- ------------------- -------------------- --------------------

(1)   Included solely for the purpose of calculating the registration fee.
(2) These shares are being registered for sale on behalf of selling shareholders.
(3) Computed on the basis of the average of the high and low sales prices of the ordinary shares on the Nasdaq SmallCap Market of $0.36 on September 11, 2002 as prescribed by Rule 457(c).

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL, AND IT IS NOT SOLICITING AN OFFER TO BUY, THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS


                   SUBJECT TO COMPLETION, DATED JUNE 20, 2003


                          HEALTHCARE TECHNOLOGIES LTD.
                            4,111,612 ordinary shares


         This prospectus relates to the registration by Healthcare Technologies Ltd., an Israeli corporation, for the account of certain selling shareholders of an aggregate of 4,111,612 ordinary shares. See "Selling Shareholders" beginning on page 35 for information about the Selling Shareholders. We will not receive any proceeds from the sale of these ordinary shares.

         Our ordinary shares are currently listed for trading on the Nasdaq SmallCap Market under the symbol "HCTL". On June 18, 2003, the closing price of an ordinary share on Nasdaq was $0.66.


         YOU SHOULD CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 4 OF THIS PROSPECTUS BEFORE PURCHASING ANY OF THE SHARES OFFERED BY THIS PROSPECTUS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                  The date of this prospectus is _______, 2003

                                TABLE OF CONTENTS


                                                                                                          PAGE NO.
                                                                                                          -------
SUMMARY......................................................................................................1

RISK FACTORS.................................................................................................4

A Warning About Forward-Looking Statements..................................................................17

CAPITALIZATION..............................................................................................19

SELECTED FINANCIAL DATA.....................................................................................19

OPERATING AND FINANCIAL REVIEW AND PROSPECTS................................................................25

RECENT DEVELOPMENTS.........................................................................................26

ISRAELI TAX CONSIDERATIONS..................................................................................27

U.S. TAX CONSIDERATIONS.....................................................................................29

USE OF PROCEEDS.............................................................................................32

PRICE RANGE OF ORDINARY SHARES..............................................................................32

DIVIDENDS...................................................................................................34

DESCRIPTION OF SHARE CAPITAL................................................................................34

SELLING SHAREHOLDERS........................................................................................37

LEGAL MATTERS...............................................................................................40

EXPERTS.....................................................................................................40

WHERE YOU CAN FIND MORE INFORMATION.........................................................................40

INFORMATION INCORPORATED BY REFERENCE.......................................................................41

ENFORCEABILITY OF CIVIL LIABILITIES.........................................................................42

INDEX TO FINANCIAL STATEMENTS...............................................................................43

                                     SUMMARY


         THIS SUMMARY HIGHLIGHTS WHAT WE BELIEVE TO BE THE MOST IMPORTANT INFORMATION ABOUT OUR COMPANY, HEALTHCARE TECHNOLOGIES LTD. HOWEVER, WE URGE YOU TO READ THE ENTIRE PROSPECTUS CAREFULLY, INCLUDING THE "RISK FACTORS" SECTION AND THE DOCUMENTS LISTED UNDER "IF YOU WOULD LIKE MORE INFORMATION" FOR A COMPLETE UNDERSTANDING OF OUR COMPANY. " THROUGHOUT THIS PROSPECTUS, WE REFER TO OURSELVES, HEALTHCARE TECHNOLOGIES LTD., AS "WE" OR "US" OR "HEALTHCARE."

         Healthcare specializes in the development, manufacture and marketing of clinical diagnostic test kits and provides services and tools to diagnostic and biotech research professionals in laboratory and point of care sites in Israel and worldwide. We are also engaged in the production and marketing of molecular biology based gene screening tools for the detection of certain gene-associated disorders in humans, including prenatal testing for diseases such as cystic fibrosis, gaucher and other diseases that are prevalent in the Jewish population, and testing for predisposition to diseases such as breast, ovarian and colon cancer, thrombosis and certain cardiovascular diseases.

          In addition, through our holdings in Procognia (Israel) Ltd., formerly known as Glycodata, we have been involved in the design of glycobiology-based tools for drug discovery and development and bioinformatics. See "Recent Developments."

         We operate as a holding company with currently four main active direct subsidiaries and one additional indirect subsidiary, which together comprise the Healthcare group of companies. Unless the context indicates otherwise, the terms "we" or "us" as used herein refers to Healthcare and our subsidiaries.

The following is a schematic presentation of the Healthcare group of companies (as of JUNE 1, 2003):

               [See Exhibit 99.5 -- Chart of Healthcare Companies]

         Our business activities are organized into four main functional groups: research and development; manufacturing and marketing worldwide of diagnostic tools; marketing and distribution to biotechnology researchers in Israel; and marketing and distribution to clinical diagnostics laboratories in Israel.

         Our research, development and manufacturing activities have been conducted primarily by Savyon, a leader in the serological diagnosis of Chlamydial infections. Savyon has developed and manufactured immunoassays for the diagnosis of infectious diseases, especially sophisticated microplate-based enzyme immunoassays.

         An immunoassay is an analytical test that uses antibodies to detect the presence of a target compound in a sample matrix such as blood, urine or saliva. A serological test utilizes blood as the sample matrix. Antibodies are proteins made by cells within the body as part of the immune response to invasion by antigens, which are foreign substances like bacteria and viruses such as Chlamydia. An antibody physically binds only to the substance that elicited its production. This characteristic of specific binding makes antibodies useful tools for detecting substances in sample matrices. Our microplate-based enzyme immunoassays are automated tests that utilize enzyme-based color changes to demonstrate the presence of the target antigen in the sample.

         Savyon has focused on specific segments of the clinical diagnostic markets in order to identify ideas and turn them into marketable products. Savyon has provided in vitro diagnostic kits and related products to laboratory professionals for use in doctor's offices and other point of care, locations in Israel and worldwide. An in vitro diagnostics kit is a test that is performed outside of the subject's body on a test sample from the subject such as blood. In addition, Savyon markets kits for the diagnosis of certain infectious diseases in the over-the-counter market in the United States. As a product developer, Savyon holds proprietary rights to certain products in the in vitro diagnostics healthcare field.

         On December 31, 2002, we and Savyon entered into an agreement with Dr. Martin Lee to establish Savyon 2003, a newly organized Israeli company, to acquire Savyon's clinical laboratory diagnostics business. We and Dr. Lee each own fifty percent of Savyon 2003, and Dr. Lee has been appointed as its chief executive officer. In January 2003, Savyon changed its name to "Pronto Diagnostics Ltd." and Savyon 2003 changed its name to "Savyon Diagnostics Ltd." In order to avoid confusion in this prospectus, we will continue to refer to Pronto and Savyon 2003 collectively as "Savyon", except where we describe the transaction with Dr. Lee. See "Recent Developments."


         Savyon is engaged in the production and marketing of molecular biology based gene screening tools for the detection of certain gene-associated disorders in humans using Pronto(TM), a molecular biology based technology for genetic screening and testing of certain human genetic disorders, including prenatal testing for diseases such as cystic fibrosis, gaucher and other diseases that are prevalent in the Jewish population, and testing for predisposition to diseases such as breast, ovarian and colon cancer, thrombosis and certain cardiovascular diseases.


         Our marketing and sales activities in Israel are conducted by Danyel in the field of biotech research, and by the Gamidor Group (as defined below) in the fields of clinical diagnostic laboratories and laboratories in general. Our sales and marketing activities worldwide (other than in Israel) are conducted by Savyon.

         Danyel conducts our marketing and sales activities to biotechnology researchers in Israel in the genomics field and also in the fields of proteomics and proteins separation, operating with other technologies, such as sequencing and microarray technologies. Danyel also imports and distributes a range of specialized instruments, reagents and radioactively labeled compounds for academic and biomedical research laboratories, as well as consumable products in the fields of cell culture, molecular biology and immunology, including analytical and laboratory systems such as spectrophotometers and fluorometers, which are designed to read the results of specific types of tests, electrophoresis equipment which is used to separate materials according to their movement in electromagnetic fields and consumables.

         The Gamidor Group consists of GamidaGen-Marketing and its wholly-owned subsidiary Gamidor Diagnostics. The Gamidor Group conducts our marketing and sales activities of systems, chemicals, reagents and services to clinical diagnostic laboratories throughout Israel and provides doctors' offices with near-patient testing systems.

         Our principal executive offices, research and development and manufacturing facilities are located at:

                  3 Habosem Street
                  Kiryat Minrav, Ashdod, Israel 77610

Our telephone number is (972)-8-8562920.

         We were incorporated in May 1988 under the name Istec Healthcare Technologies Limited and we changed our name to Healthcare Technologies Ltd. in December 1988.

                                  RISK FACTORS

         An investment in our securities involves a high degree of risk. You should carefully consider the risks and uncertainties described below and the other information in this prospectus before deciding whether to invest in our ordinary shares. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the following risks actually occur, our business, financial condition and operating results could be materially adversely affected. In such case, the trading price of our ordinary shares could decline and you may lose part or all of your investment.

                          RISKS RELATED TO OUR BUSINESS


WE HAVE SUSTAINED OPERATING LOSSES IN THE PAST, WE HAVE AN ACCUMULATED DEFICIT AND WE MAY NOT GENERATE PROFITS FROM OPERATIONS IN THE FUTURE.

         For the year ended December 31, 2002, although we had net income of $468 thousand, we had operating losses of approximately $729 thousand. For the two fiscal years ended December 31, 2001, we had net losses of approximately $3 million and $491 thousand, respectively.


         Such losses resulted principally from:


         - expenses associated with the research, development, patenting and testing of our products and technologies of approximately $912 thousand in fiscal 2002, $3.2 million in fiscal 2001 and $1.4 million in fiscal 2000 ; and

         - amortization of goodwill of approximately $471 thousand in fiscal 2002, $246 thousand in fiscal 2001 and $196 thousand in fiscal 2000.

         We may incur significant operating losses in the future as we continue our research and development efforts, expand our marketing, sales and distribution activities, develop strategies for competing with other manufacturers, and scale up our research and development and manufacturing capabilities. There can be no assurance that we will be able to generate profits from operations in the future. As of December 31, 2002, our accumulated deficit was approximately $12.0 million.

IF WE CANNOT MAINTAIN ADEQUATE OPERATING CAPITAL, OUR BUSINESS WILL SUFFER.


         At December 31, 2002, we had working capital of $1.9 million, including cash of $1.2 million. We anticipate that these funds, together with funds from operations, will be sufficient to meet our anticipated cash requirements over the next 12 months. For the fiscal year ended December 31, 2002, we used net cash flows in operations of $251 thousand. Although we currently believe that we will generate positive cash flow from operations in fiscal 2003, it is possible that we will not succeed in doing so.

         Additional sources of liquidity for us in 2003 following the Savyon transaction described under Recent Developments and thereafter are the $1.2 million loaned by Dr. Lee. Moreover, the remaining $0.7 million of the $1.9 million purchase price for Savyon's clinical diagnostics business are to be paid to Pronto by Savyon 2003 in 35 consecutive monthly installments of $20 thousand each. each.


         However, on a longer term basis, our operations may not provide sufficient internally generated cash flows to meet our projected requirements. Our ability to continue to finance our operations, including the research, development and introduction of new products and technologies, will depend on our ability to achieve profitability by improving sales and margins, our ability to reduce cash outflows and, if necessary, our ability to obtain other sources of funding sufficient to support our operations. There can be no assurance that such funding will be available on satisfactory terms or at all.


         Other than as described in our fiscal 2002 Form 20-F under Item 4. "Information on the Company - A. History and Development of the Company-Recent Developments," and in the Recent Developments section of this prospectus, we have not as yet explored whether any additional sources of capital will be available. To the extent, if any, that we are able to obtain equity capital from other sources, the issuance of more ordinary shares may dilute the economic interest and will dilute the voting interests of current shareholders. To the extent, if any, that we are able to obtain debt financing, the terms of such financing may be expensive and may subject us to covenants that materially restrict us.


THE SUCCESS OF COMPETITIVE PRODUCTS COULD HAVE AN ADVERSE EFFECT ON OUR
BUSINESS.

         The medical products industry, including the medical diagnostic testing industry, is rapidly evolving and intensely competitive and our customers have a wide variety of products and technologies from which to choose.


         Danyel Biotech's principal competitors in the distribution of reagents and systems to the biotechnology market in Israel include: Biorad Israel, Agentek and Sigma Israel in the field of chromatography; Pharmatec (Tecan) and Lumitron (Packard) in the field of advanced laboratory instrumentation (fluorometers, counters); DeGroot, Geter and Baktalab in the field of bio-plastics; and Eldan (NEN), Ornat and Sigma (Israel) in the field of molecular biology and radiochemical products. Although we are not aware of any published industry market share statistics, we estimate, based upon our knowledge of the industry, that in fiscal 2001, Danyel accounted for a significant portion of the Israeli distribution market for chromatography products, bio plastics, and advanced laboratory instrumentation and a lesser portion of the Israeli market for Danyel's other products.

         The Gamidor Group's principal competitors in the distribution of reagents and systems to clinical laboratories market in Israel include: Ilex (Abbott) and Dover (J&J) for hematology products; Dyn Diagnostics (Roche) and Pharmtop (Sorin) for immunology products; Ilex (Vitek) and Pharmtop (Sorin) for microbiology products; Travenol (Nequas) for quality control products; and Dyn Diagnostics (Roche) and Medtechnica (Olympus) for clinical chemistry products. Although we are not aware of any published industry market share statistics, we estimate, based upon our knowledge of the industry, that in fiscal 2001, the Gamidor Group accounted for a significant portion of the Israeli hematology products market and a lesser portion of the Israeli market for the Group's other products.

         Savyon's serology test kits for chlamydia compete with serology tests produced by companies such as Medac in Germany, Orgenics in Israel, MRL in the United States and LabSystems in Finland. Savyon's SeroMP (microplasma pneumoniae) products compete in the field of serology testing with products produced by companies such as Fujirebio in Japan. Although we are not aware of any published industry market share statistics, we estimate, based upon our knowledge and experience in the industry and feedback from our customers, that in fiscal 2001, Savyon accounted for a significant portion of the worldwide market for serology chlamydia test kits with Savyon's remaining kits representing a much smaller portion of the overall market for such products. We sold the Savyon serology test kit product line to Savyon 2003, now known as Savyon, as of December 31, 2002, but we continue to be subject to the risks of this business through our fifty percent ownership interest in Savyon 2003.

         The success of any competing alternative products to those we provide could have a material adverse effect on our business, financial condition and results of operations. We believe that our competitors include companies that have substantially greater financial capabilities for product development and marketing than we do and can therefore market their products or procedures to the medical community in a more effective manner. There is also a risk that our competitors may succeed in developing safer or more effective products that could render our products obsolete or noncompetitive.

OUR PATENTS MAY NOT PROTECT OUR PRODUCTS FROM COMPETITION.


         In the genetic field, we have six granted patents that we utilize in producing our products and four pending patent applications. The patents are registered for methods of single nucleotide primer extension and kits therefore and method of quick screening and identification of specific DNA sequences by single nucleotide primer extension and kits therefore and of characterizing GC-rich nucleic acid sequences. These methods related to our ProntoTM genetic test products line. Three of the granted patents are registered in Israel, two granted patents are registered in the United States and one granted patent is registered in Europe (National phase). All of them expire during 2012 to 2014. In addition, we have patent applications pending for these methods in the United States (other than the methods for which patents have already been granted), Japan and Canada (two pending applications).

         In the serologic field, we have four pending patent applications regarding chlamydia trachomatis, specific peptides and their use in diagnostic assays. These patent applications are used in the production of our Sero CT diagnostic test kit products. Three of the pending patent applications are pending in the United States, Europe and Japan, respectively and one patent application is in an International Procedure (PCT).

         In both the genetic and the serologic field, we have certain other granted patents and applications for patents that are not utilized by us for our products, and will probably not be used in the future and, therefore, will not be renewed.


         Although several patents have been issued to us, there can be no assurance that any additional patents will be issued to us, or that any patents that are issued to us will provide us with meaningful patent protection, or that others will not successfully challenge the validity or enforceability of any patent issued to us. The costs required to uphold the validity and prevent infringement of any patent issued to us could be substantial, and we might not have the resources available to defend our patent rights.

         The risks and uncertainties that we face with respect to our patents and other proprietary rights include the following:

         - The pending patent applications we have filed or to which we have exclusive rights may not result in issued patents or may take longer than we expect to result in issued patents;

         - The claims of any patents which are issued may be more limited than those in our patent applications as filed and may not provide meaningful protection;

         - We may not be able to develop additional proprietary technologies that are patentable;

         - The patents licensed or issued to us may not provide a competitive advantage;

         -   Other companies may challenge patents licensed or issued to us;

         - Patents issued to other companies may substantially impair our ability to conduct our business;

         - Other companies may independently develop similar or alternative technologies or duplicate our technologies; and

         - Other companies may design around technologies we have licensed or developed.

         - Certain countries such as the Peoples Republic of China, in which we may seek to sell our patented products in the future may not protect our patent rights to the same extent as the United States and Israel.

THE VALUE OF OUR PROPRIETARY TECHNOLOGY AND KNOW-HOW MAY DEPEND ON OUR ABILITY TO PROTECT TRADE SECRETS.

         We rely on trade secret protection for our confidential and proprietary technology and know-how. We currently protect such technology and know-how as trade secrets. We protect our trade secrets through recognized practices, including access control, confidentiality agreements with employees, consultants, collaborators, and customers, and other security measures. These confidentiality agreements may be breached, however, and we may not have adequate remedies for any such breach. In addition, our trade secrets may otherwise become known or be independently developed by competitors.

WE MAY INFRINGE THE INTELLECTUAL PROPERTY RIGHTS OF THIRD PARTIES AND MAY BECOME INVOLVED IN EXPENSIVE INTELLECTUAL PROPERTY LITIGATION.

         The intellectual property rights of diagnostic and biotechnology companies, including our company, are generally uncertain and involve complex legal, scientific and factual questions. Our success in these fields may depend, in part, on our ability to operate without infringing on the intellectual property rights of others and to prevent others from infringing on our intellectual property rights.

         Although we are not currently involved in any litigation related to our patents or intellectual property, we may become party to patent litigation or proceedings at the U.S. Patent and Trademark Office or a foreign patent office to determine our patent rights with respect to third parties. Interference proceedings in the U.S. Patent Office or opposition proceedings in a foreign patent office may be necessary to establish which party was the first to discover such intellectual property. We may become involved in patent litigation against third parties to enforce our patent rights, to invalidate patents held by such third parties, or to defend against such claims. The cost to us of any patent litigation or similar proceeding could be substantial, and it may absorb significant management time. If infringement litigation against us is resolved unfavorably to us, we may be enjoined from manufacturing or selling certain of our products or services without a license from a third party. We may not be able to obtain such a license on commercially acceptable terms, or at all.

IF A PRODUCT WE SELL RESULTS IN INJURY TO A USER, WE COULD BE SUBJECT TO PRODUCT LIABILITY EXPOSURE.


         We sell diagnostic products which may involve product liability risk. While we carry product liability insurance, there can be no assurance that our coverage will be adequate to protect us against future liability claims. In addition, product liability insurance is expensive and there can be no assurance that this insurance will be available to us in the future on terms satisfactory to us, if at all. A successful product liability claim or series of claims brought against us in excess of our insurance coverage could have a material adverse effect on our business, financial condition and results of operations. We currently maintain product liability insurance coverage in the maximum amount of $2 million per occurrence with an aggregate maximum of $4 million per annum.


IF WE DO NOT RECEIVE FDA AND OTHER REGULATORY APPROVALS, WE WILL NOT BE PERMITTED TO SELL OUR PRODUCTS.


         Certain of the products that we develop cannot be sold in the United States and other jurisdictions, including the countries of the European Union, until the FDA and corresponding regulatory authorities approve the products for medical use in their respective jurisdictions. This means that:

         - We will incur the expense and delay inherent in seeking regulatory approval of new products;

         -   A product that is approved may be subject to restrictions on use;
             and

         - Regulatory authorities can recall or withdraw approval of a product if problems arise.

         We are currently seeking European Union marketing approval for one new serological test kit and we intend to apply for European Union marketing approval for four new serological test kits as well as eight new genetic test kits prior to the end of September 2003. We currently anticipate receiving such marketing approvals for all of Savyon's products by the end of fiscal 2003, of which there can be no assurance.

         Currently, we have no pending applications for approvals by the FDA, but we have received FDA approval for several of our products and are subject to the FDA's jurisdiction with respect to sales of such products in the United States.


THE PRICE AND SALES OF OUR PRODUCTS MAY BE LIMITED BY HEALTH INSURANCE COVERAGE AND GOVERNMENT REGULATION.


         Our success in selling our products may depend in part on the extent to which health insurance companies, health maintenance organizations and government health administration authorities, will reimburse our end users for the cost of the products that we provide. For example, in Israel, in which we make approximately 80% of our sales, the reimbursement rates of third party health care reimbursement organizations range widely from 100% of certain products we offer such as the hematology kits: PT Innovin, PTT Calcium and PTT Actin FS to nothing for other products we offer such as the genetic kits:
Gaucher 6MUT 24T or Bloom/Fanconi 48T. Although our customers are required to pay us the full price of the products regardless of whether or not they are reimbursed for such costs, the lack of reimbursement may reduce the demand for our products. There can be no assurance that adequate health insurance, health maintenance organization and government coverage will be available to permit our products to be sold at prices high enough for us to generate a profit. In certain countries, pricing or profitability of health care products is subject to government control. In the United States, there have been a number of federal and state proposals to implement similar government controls, and new proposals are likely to be made in the future.


OUR BUSINESS COULD BE ADVERSELY AFFECTED IF WE LOSE THE SERVICES OF THE KEY PERSONNEL UPON WHOM WE DEPEND.


         We depend upon the efforts of our chairman, Mr. Daniel Kropf and upon the efforts of other senior executives, including Mr. Moshe Reuveni, Mr. Yacob Ofer, Mr. Luly Gurevich and Dr. Martin Lee. Mr. Kropf does not have an employment agreement. Our agreement for Mr. Reuveni's services is from January 1, 2003 and thereafter, subject to termination with three months' prior written notice served by either party. Mr. Ofer has an employment agreement which may be terminated upon six months prior written notice by either party. Mr. Gurevich has an employment agreement which terminates in December 2003. Dr. Lee has an employment agreement with Savyon 2003, which provides for his termination as President of Savyon 2003 if he should cease to be a substantial shareholder of Savyon 2003 and under certain other circumstances. Except for Dr. Lee, these executives are not covered by key man life insurance policies.

         We also depend upon our research and development personnel. Although we have been successful in attracting and retaining key management and technical personnel in the past and we are not aware that any such personnel plan to leave us in the near future, the loss of any such key personnel and our inability to successfully recruit and retain additional highly skilled and experienced management and technical personnel could have a material adverse effect on our business, financial condition and results of operations.

WE ARE DEPENDENT UPON INDEPENDENT SALES AGENTS, DISTRIBUTORS AND DEALERS


         We market and sell our products in part through networks of independent sales agents, distributors and dealers in foreign countries. As a result, in fiscal 2001 and 2002, approximately 22% and 21%, respectively, of our revenues were derived from the sales efforts of these sales agents, distributors and dealers.

         Sales to our distributor in France, BMD - Biomedical Diagnostics, and our distributor in Germany, Hain Lifescience GMBH, accounted for approximately 4% and 6% respectively of annual sales in fiscal 2001 and 2002. We have written distribution agreements with BMD and Hain that grant these companies the exclusive right to distribute our products in France and Germany, respectively for a period of one year, subject to automatic renewal unless either we or the distributors elect to not renew the agreements. These distributors are not required to purchase any minimum amounts of our products under these agreements.


         We also rely on our distributors to assist us in obtaining reimbursement and regulatory approvals in certain international markets. We cannot assure you that our sales agents, distributors and dealers, some of which operate relatively small businesses, have the financial stability to assure their continuing presence in their markets. The inability of a sales agent, distributor or dealer to perform its obligations, or the cessation of business by a sales agent, distributor or dealer, could materially and adversely affect our business, financial condition and results of operations. There can be no assurance that we will be able to engage or retain qualified sales agents, distributors or dealers in each territory that we target. The failure to engage these sales agent, distributors or dealers in these territories would have a material adverse effect on our business, financial condition and results of operations.

A SIGNIFICANT PERCENTAGE OF TWO OF OUR SUBSIDIARIES' PRODUCTS ARE DEPENDENT ON CERTAIN PRINCIPAL SUPPLIERS.


         During 2001 and 2002, purchases from one of Danyel's suppliers, Amersham Pharmacia Biotech AB, or Amersham, accounted for 24% and 26%, respectively, of our annual cost of sales. In addition, during 2001 and 2002, purchases from one of the Gamidor Group's suppliers, Dade Behring, accounted for 12% and 13%, respectively, of our annual cost of sales. A failure of such suppliers to continue to supply products to us will adversely affect our business and financial results.

         In general, Danyel's agreement with Amersham appoints Danyel as the exclusive distributor in Israel and certain related areas for Amersham's products and services in the field of applied genomics, cell biology and separation, subject to Danyel meeting certain minimum sales requirements. The agreement has an initial five year term ending December 31, 2003, and is subject to automatic renewal for successive three year periods unless either party elects to terminate the agreement upon not less than 12 months notice prior to the expiration of the current team. No such termination notice has been give by either party. The Agreement may be terminated, for among other reasons, by Amersham if Danyel fails to meet the minimum sales requirements. Effective as of January 2002, Amersham assigned its rights and obligations under the agreement to a third party subdistributor which has entered into an agreement with Danyel pursuant to which the subdistributor has agreed to honor Amersham's obligations to Danyel under the agreement for so long as the subdistributor continues to serve as such for Amersham.

         In general, Gamidor's agreement with Dade Behring appoints Gamidor as the exclusive distributor in Israel and certain related areas for certain of Dade Behring's diagnostic products, subject to Gamidor meeting certain minimum sales requirements. The agreement has an initial four year term ending October 31, 2003 and has been renewed for a further term ending 31st October 2006. The agreement may be terminated, for among other reasons, by Dade Behring if Gamidor fails to meet the minimum sales requirements.

         In addition, certain other products distributed by us are obtained from a limited group of suppliers, with certain of whom we have no written agreements. Our reliance on a limited group of suppliers involves several risks, including a potential inability to obtain adequate supplies of certain products and reduced control over pricing and timely delivery of products. Although we believe that additional sources of supply are available should one or more of such suppliers be unable to meet our needs, there can be no assurance that supplies will be available on terms acceptable to us, or at all, and there can be no assurance as to the extent of delays which may be caused upon replacing such suppliers. An inability to obtain or significant delay in obtaining such components and subassemblies could have a material adverse effect on our business.

SALES TO ONE CUSTOMER ACCOUNT FOR A SIGNIFICANT PORTION OF OUR SALES AND THE LOSS OF THIS CUSTOMER COULD HAVE A MATERIAL ADVERSE AFFECT ON OUR BUSINESS AND FINANCIAL RESULTS


         Sales to the Maccabi Sick Fund ("Maccabi") in Israel accounted for 7% of our annual sales in 2001, and for 6% of such sales in 2002. We have a number of written agreements with Maccabi covering different products. Under these agreements, we have undertaken to charge Maccabi a fixed price for various products over a period of three to five years, provided that Maccabi purchases certain minimum quantities of such products from us. These agreements may be terminated by Maccabi at any time upon 30 days written notice to us. In addition, we have agreed to supply Maccabi with certain laboratory instrumentation that our products are used in, which becomes the property of Maccabi at the end of a three or five year period as long as Maccabi has purchased the minimum amount of products during this period.


WE MAY NEED STRATEGIC PARTNERS TO BE SUCCESSFUL.


         We anticipate that it may be necessary to enter into arrangements with corporate partners, licensees or others, in order to efficiently market, sell and distribute our products. These strategic partners may also be called upon to assist in the support of our products, including participation in certain product development functions. As a result, our success may be dependent in part upon the efforts of these third parties. There can be no assurance that we will be able to negotiate additional acceptable arrangements with strategic partners or that we will realize any meaningful revenues pursuant to these arrangements.


USE OF GENOMIC INFORMATION TO DEVELOP OR COMMERCIALIZE PRODUCTS IS UNPROVEN.


         The development of new treatments and the diagnosis of disease based on genomic information is unproven. The business strategy of Savyon is based in part on the assumption that identifying and characterizing genes and sequencing select human genes and the genomes of select pathogens may help scientists to better understand complex disease processes and develop treatments for these diseases. There is limited understanding of the roles of genes in diseases. Few therapeutic vaccine or diagnostic products based on genomic information have been developed or commercialized. If Savyon fails to identify genes useful for the discovery and development of such products, or if strategic partners are unable to use the genomic information that Savyon provides to them to develop such products, Savyon's current and potential customers in the field may lose confidence in its products and our business may suffer as a result.

THE GENOMICS INDUSTRY IS INTENSELY COMPETITIVE AND EVOLVING.

         There is intense competition among entities attempting to sequence segments of the human genome and identify genes associated with specific diseases and develop products and services based on these discoveries. Savyon has developed a patented molecular biology-based technology that enables the mass screening of genetic materials for mutations. Based on this technology, Savyon has developed over 15 diagnostic kits for carrier screening, pre-natal diagnosis, and predisposition screening of mutation carriers for a variety of genetic defects.


         Savyon's competitors in the field of genetic diagnostic tests have developed competing technologies for the screening of genetic materials for mutations. These competitors include many large and medium sized multi-national corporations, including Innogenetics in Belgium, Third Waves Technologies, Myriad Genetics, Affymetrix, Orchid BioSciences and Roche in the United States. Savyon's indirect competitors in this field include numerous small scale laboratories. Although we are not aware of any published industry market share statistics, we estimate, based upon our knowledge of the industry, that Savyon's market share in this field represents a very small portion of the total market other than the Israeli market for genetic predisposition tests for gaucher and cystic fibrosis for which Savyon has a significant share of the market.


         Many of Savyon's competitors have substantially greater capital resources, sequencing capabilities, research and developmental staffs, facilities, manufacturing and marketing experience, distribution channels and human resources than it. These competitors may discover, characterize or develop important genes, drug targets or leads, drug discovery technologies or drugs before Savyon or its customers or which are more effective than those developed by Savyon or its customers, or may obtain regulatory approvals of their drugs more rapidly than Savyon's customers do, or may develop techniques for genomic-based drug discovery that are superior to those Savyon is developing and render its technologies non-competitive or obsolete even before they generate revenue, any of which could have a material adverse effect on any of our similar programs. Moreover, these competitors may obtain patent protection or other intellectual property rights that would limit Savyon's rights or our customers' ability to use our products to commercialize therapeutic, diagnostic or vaccine products.

         Savyon faces rapid technological change in the Genomics-based diagnostic industry. This could result in the development of technologies by others for use in diagnostics and pharmacogenetics, which will be superior to Savyon's existing or future technologies.

FUTURE ACQUISITIONS MAY ABSORB SIGNIFICANT RESOURCES AND MAY BE UNSUCCESSFUL.

         As part of our strategy, we may pursue acquisitions, investments and other relationships and alliances. Acquisitions may involve significant cash expenditures, debt incurrence, additional operating losses, dilutive issuances of equity securities, and expenses that could have a material adverse effect on our financial condition and results of operations. For example, to the extent that we elect to pay the purchase price for such acquisitions in ordinary shares, the issuance of additional shares will be dilutive to our shareholders. Acquisitions involve numerous other risks, including:

         - Difficulties integrating acquired technologies and personnel into our business;

         -   Diversion of management from daily operations;

         -   Inability to obtain required financing on favorable terms;

         - Entering new markets in which we have little or no previous experience;

         -   Potential loss of key employees or customers of acquired companies;

         - Assumption of the liabilities and exposure to unforeseen liabilities of acquired companies; and

         - Amortization of the intangible assets of the acquired companies.

         It may be difficult for us to complete these types of transactions quickly and to integrate the businesses efficiently into our current business. Any acquisitions or investments by us may ultimately have a negative impact on our business and financial condition.

                     RISKS RELATING TO OPERATIONS IN ISRAEL

WE HAVE IMPORTANT FACILITIES AND RESOURCES LOCATED IN ISRAEL, WHICH HAS HISTORICALLY EXPERIENCED MILITARY AND POLITICAL UNREST

         We are incorporated under the laws of the State of Israel. Our principal research and development and manufacturing facilities are located in Israel and approximately 78% of our revenues are derived from sales made in Israel. As a result, we are directly influenced by the political, economic and military conditions affecting Israel. Any major hostilities involving Israel, or the interruption or curtailment of trade between Israel and its present trading partners, could significantly harm our business, operating results and financial condition.

         Since the establishment of the State of Israel in 1948 a number of armed conflicts have taken place between Israel and its Arab neighbors and since October 2000, also involving certain of Israel's Arab population, and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel and for Israel-based companies. Acts of random terrorism periodically occur which could affect our operations or personnel. In addition, Israel and Israeli-based companies and companies doing business with Israel, have been the subject of an economic boycott by members of the Arab League and certain other predominantly Muslim countries, since Israel's establishment. Although Israel has entered into various agreements with certain Arab countries and the Palestinian Authority, and various declarations have been signed in connection with efforts to resolve some of the economic and political problems in the Middle East, we cannot predict whether or in what manner these problems will be resolved. Also, since the end of September 2000, there has been a marked increase in the level of terrorism in Israel, which has significantly damaged both the Israeli economy and the levels of foreign and local investment.

         In addition, certain of our officers and employees are currently obligated to perform annual reserve duty in the Israel Defense Forces and are subject to being called for active military duty at any time. All Israeli male citizens who have served in the army are subject to the obligation to perform reserve duty until they are between 45 and 54 years old, depending on the nature of their military service. Healthcare Technologies has operated effectively under these requirements since its inception. We cannot predict the effect of these obligations on Healthcare in the future.

EXCHANGE RATE FLUCTUATIONS AND INFLATION IN ISRAEL COULD ADVERSELY IMPACT OUR FINANCIAL RESULTS.

         Exchange rate fluctuations and inflation in Israel could adversely impact our financial results. During the calendar years 2000, 2001 and 2002, the annual rate of inflation in Israel was approximately 0%, 1.4% and 0.5%, respectively, while the NIS was devalued (appreciated) against the dollar by approximately (2.7%), 9.3% and 7.3%, respectively. Consequently, during the calendar years 2000, 2001 and 2002, the annual rate of inflation as adjusted for devaluation (appreciation) was approximately (2.7%), 10.7% and 13.8%, respectively.


         A substantial part of our third party product distribution activities are conducted by our subsidiaries, the Gamidor Group and Danyel. The Gamidor Group's and Danyel's sales are quoted in NIS; however, their selling prices are based upon a price list, which is quoted in the suppliers' original currencies, mainly Euros and dollars. The price is then converted into NIS at the relevant exchange rate on the date of sale to the customer. This enables the Gamidor Group and Danyel to reduce exposure to losses from devaluations of the NIS in relation to such foreign currencies. The Gamidor Group's and Danyel's accounts receivables are, however, quoted in non-linked NIS and, consequently, inflation in Israel would have the effect of increasing their financial expenses.

         In addition, the Gamidor Group's and Danyel's accounts payable are mainly quoted in such foreign currencies and, consequently, any excess of a devaluation rate in the NIS in relation to such currencies over the inflation rate in Israel would have the effect of increasing our financial expenses. Because the exchange rates between the NIS and the Yen, Euro, Swiss Franc and the dollar fluctuate continuously, exchange rate fluctuations and especially larger periodic devaluations have an impact on our profitability and period-to-period comparisons of our results in dollars.

         Our consolidated results of operations are, therefore, affected by several interrelated factors, including the rate of inflation in Israel, the devaluation of the NIS in relation to the primary foreign currencies relevant to us, including the dollar, the devaluation of relevant foreign currencies in relation to the dollar and, the extent to which we hold assets and liabilities in foreign currencies. Similarly, the relationship between our monetary assets and liabilities in dollars and NIS and whether these are linked to foreign currency or price index also affect financial results.

ISRAELI COURTS MIGHT NOT ENFORCE JUDGMENTS RENDERED OUTSIDE OF ISRAEL AND IT MIGHT THEREFORE BE DIFFICULT TO RECOVER ANY JUDGMENT AGAINST ANY OF OUR OFFICERS OR DIRECTORS RESIDENT IN ISRAEL

         We are organized under the laws of Israel, and we maintain significant operations in Israel. All of our officers and directors named in this prospectus reside outside of the United States. Therefore, you might not be able to enforce any judgment obtained in the U.S. against us or any of such persons. You might not be able to bring civil actions under U.S. securities laws if you file a lawsuit in Israel. However, we have been advised by our Israeli counsel that, subject to certain limitations, Israeli courts may enforce a final judgment of a U.S. court for liquidated amounts in civil matters after a hearing in Israel. We have appointed Phillips Nizer LLP, our U.S. counsel, as our agent to receive service of process in any action against us arising hereunder. We have not given our consent for our agent to accept service of process in connection with any other claim and it may therefore be difficult to effect service of process against us or any of our non-U.S. officers, directors and experts relating to any other claims. If a foreign judgment is enforced by an Israeli court, it will be payable in Israeli currency.

PROVISIONS OF ISRAELI LAW MAY DELAY, PREVENT OR MAKE DIFFICULT AN ACQUISITION OF HEALTHCARE TECHNOLOGIES, WHICH COULD PREVENT A CHANGE OF CONTROL AND THEREFORE DEPRESS THE PRICE OF OUR SHARES

         Certain provisions of Israeli corporate and tax law may have the effect of delaying, preventing or making more difficult a merger or other acquisition of Healthcare. The new Israeli Companies Law, which governs Israeli corporations, does not contain provisions that deal specifically with a merger that allows for the elimination of minority shareholders. Various provisions that deal with "arrangements" between a company and its shareholders have been used, however, to effect squeeze-out mergers. These generally require that the merger be approved by at least 75 percent of the shareholders present and voting on the proposed merger, at a shareholders meeting that has been called on at least 21 days advance notice. In addition to shareholder approval, court approval of the merger may be required, which entails further delay and the need to obtain a discretionary approval. Further, a merger may not be completed unless at least 70 days have passed from the time that the requisite approvals of the merger by each of the merging entities have been filed with the Israeli Registrar of Companies. Alternatively, the acquiror can cause minority shareholders to sell their shares if it acquires at least 90 percent of all outstanding shares (excluding shares held by the acquiror prior to the acquisition) and none of the minority shareholders successfully seeks to block the acquisition in court.

         The Israeli Companies Law also provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% shareholder of the company. This rule does not apply if there is already another 25% shareholder of the company. Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% shareholder of the company. Here too there is an exception, if someone else is already a 50% shareholder of the company. These rules do not apply if the acquisition is made by way of a merger as opposed to a tender offer. Regulations promulgated under the Companies Law provide that these tender offer requirements do not apply to companies whose shares are listed for trading outside of Israel if, according to the law in the country in which the shares are traded, including the rules and regulations of the stock exchange on which the shares are traded, there is either a limitation on acquisition of any level of control of the company, or the acquisition of any level of control requires the purchaser to do so by means of a tender offer to the public. However, under the Companies Law, if following any acquisition of shares, the acquirer holds 90% or more of the company's shares or of a class of shares, the acquisition must be made by means of a tender offer for all of the target company's shares or all the shares of the class, as applicable. An acquirer who wishes to eliminate all minority shareholders must do so by way of a tender offer and acquire 95% of all shares not held by or for the benefit of the acquirer prior to the acquisition. If, however, the tender offer to acquire 95% is not successful, the acquiror may not acquire shares tendered if by doing so the acquiror would own more than 90% of the shares of the target company.

         Finally, Israeli tax law treats certain acquisitions, particularly share-for-share swaps between an Israeli company and a non-Israeli company, less favorably than United States tax law. Israeli tax law may, for instance, subject a shareholder who exchanges his Healthcare Technologies' shares for shares in a non-Israeli corporation to immediate taxation.

                      RISKS RELATED TO OUR ORDINARY SHARES

OUR SHARE PRICE HAS BEEN AND MAY CONTINUE TO BE VOLATILE, WHICH COULD RESULT IN SUBSTANTIAL LOSSES FOR INDIVIDUAL SHAREHOLDERS

         The market price of our ordinary shares has been and may continue to be highly volatile and subject to wide fluctuations. Since the beginning of 2000 through MAY, 2003, the price of our ordinary shares has ranged from $3.84 to $0.20 per share. We believe that these fluctuations have been in response to a number of factors including the following, some of which are beyond our control:

actual or anticipated variations in our quarterly operating results;

announcements of technological innovations or new products or services or new pricing practices by us or our competitors;

changing United States and other countries' government regulations relating to approval of our products;

results of regulatory inspections;

the status of patents and proprietary rights related to our products that are developed by us or our competitors;

increased market share penetration by our competitors;

announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

additions or departures of key personnel; and

sales of additional ordinary shares.

         In addition, the stock market in general, and stocks of medical technology companies in particular, have from time to time experienced extreme price and volume fluctuations. This volatility is often unrelated or disproportionate to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of our ordinary shares, regardless of our actual operating performance.


AN INVESTOR SHOULD NOT RELY ON AN INVESTMENT IN OUR COMPANY IF SUCH INVESTOR REQUIRES DIVIDEND INCOME; THE ONLY RETURN THAT SUCH INVESTOR MAY RECEIVE MAY COME FROM THE APPRECIATION, IF ANY, IN THE VALUE OF OUR ORDINARY SHARES.

         We have not paid cash dividends on our ordinary shares in the past and we have no plans to pay such dividends in the future. However, we do not rule out the possibility of paying such dividends in the future in the appropriate circumstances. An investor should not rely on an investment in our company if such investor requires dividend income; the only return that such investor may receive may come from the appreciation, if any, in the value of our ordinary shares. In determining whether to pay dividends, our Board of Directors will consider many factors, including our earnings, capital requirements and financial condition. In addition, under Israeli law, we may only pay cash dividends in any fiscal year from our profits, if any, as calculated under Israeli law.


CONTROLLING SHAREHOLDERS CAN LIMIT YOUR ABILITY TO INFLUENCE THE OUTCOME OF MATTERS REQUIRING SHAREHOLDER APPROVAL AND COULD DISCOURAGE POTENTIAL ACQUISITIONS OF OUR BUSINESS BY THIRD PARTIES; PLEDGE OF SHARES.

         Gamida for Life BV ("Gamida"), our principal shareholder, holds 3,891,259 shares or approximately 51% of our voting securities. As a result, Gamida has a controlling interest over all matters, excluding related party transactions, requiring approval by shareholders, including the election or removal of directors and the approval of mergers or other business combination transactions.

         In May and June 2002, Gamida pledged its shares in Healthcare to United Mizrahi Bank as security for a loan from the Bank to Gamida. In general, the pledge agreement grants Gamida the right to direct the voting of the pledged shares, except to the extent that the Bank determines in its reasonable discretion that a matter to be voted on would impair the value of the pledged shares. Upon the occurrence of a default, the Bank has the right to dispose of the shares, subject to complying with the terms of the pledge agreement.

THE SALE OF RESTRICTED SHARES OR OF SHARES COVERED BY THIS PROSPECTUS COULD CAUSE THE MARKET PRICE OF OUR ORDINARY SHARES TO DROP SIGNIFICANTLY.

         Most of the ordinary shares beneficially owned by our management and directors and their affiliates, aggregating approximately 5 million shares, are restricted securities under federal law. They may be sold but are subject to certain volume and other restrictions. Approximately 600,000 of these shares could be sold pursuant to Rule 144 over the next 12 months. We cannot estimate the number of these shares that may be sold in the future or the effect that their sale may have on the market price of the ordinary shares. However, it could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them, even if our business is doing well.


         We have agreed to register for resale by Gamida pursuant to the registration statement of which this prospectus forms a part the 3,891,259 ordinary shares owned by it. This registration will also cover resales of these securities by United Mizrahi Bank in the event that the Bank exercises its right to dispose of these shares following a default by Gamida on its loan. Once the registration statement is effective, these shares may be resold without the volume restriction to which they are currently subject. Sales of a significant number of shares under this prospectus could have the effect of depressing the market price for the ordinary shares.


THE MARKET PRICE OF OUR SHARES COULD DECLINE IF WE DO NOT MEET THE REQUIREMENTS FOR CONTINUED LISTING ON NASDAQ.

         Our ordinary shares are traded on the Nasdaq SmallCap Market, which has adopted rules that establish criteria for initial and continued listing of securities. We currently meet the criteria for continued listing of our securities on the Nasdaq Small Cap Market. If our ordinary shares are delisted from the Nasdaq SmallCap Market, trading in our ordinary shares could be conducted on an electronic bulletin board established for securities that do not meet the Nasdaq listing requirements. If our ordinary shares were delisted from the Nasdaq SmallCap Market, they would be subject to the so-called penny stock rules that impose restrictive sales practice requirements on broker-dealers who sell those securities. Consequently, delisting, if it occurred, could affect the ability of shareholders to sell their ordinary shares in the secondary market. The restrictions applicable to shares that are de-listed, as well as the lack of liquidity for shares that are traded on an electronic bulletin board, may adversely affect the market price of such shares.

                   A WARNING ABOUT FORWARD-LOOKING STATEMENTS

         This prospectus contains and may incorporate by reference "forward-looking" statements, including statements regarding our expectations, beliefs, intentions or strategies regarding the future. Such statements can be identified by the use of forward-looking terminology such as "may," "will," "believe," "intend," "expect," "anticipate," "estimate," "continue," or other similar words. Variations on those or similar words, or the negatives of such words, also may indicate forward-looking statements. Although we believe that the expectations reflected in this prospectus are reasonable, we cannot assure you that our expectations will be correct. We have included a discussion entitled "Risk Factors" in this prospectus, highlighting important factors that could cause our actual results to differ materially from our expectations. If in the future you hear or read any forward-looking statements concerning us, you should refer back to the discussion of Risk Factors. The forward-looking statements in this prospectus are accurate only as of its date. If our expectations change, or if new events, conditions or circumstances arise, we are not required to, and may not, update or revise any forward-looking statement in this prospectus.

         These forward-looking statements include, but are not limited to, a description of the steps management has taken to improve operating results and reduce the amount of cash used by operations. Forward-looking statements are inherently uncertain. Our actual performance and results of operations may differ materially from those projected or suggested in the forward-looking statements due to certain risks and uncertainties, including, but not limited to, the following:

         - our history of losses and accumulated deficit and the uncertainty of future profitability;

         - the uncertainty of market acceptance of our existing products or of any products that we may introduce in the future;

         - uncertainty as to whether we will be successful in commercializing products in development;

         - uncertainty as to whether we will be successful in developing new products;

         - uncertainty as to the success, timing and costs related to product clearances by the U.S. Food and Drug Administration and other regulatory agencies;

         - uncertainty as to the performance of our direct sales persons, independent sales agents, distributors and dealers;

         - uncertainty as to the impact of unanticipated changes in U.S. and foreign regulations applicable to our business;

         -     the intensity of competition in our industry;

         - the rapid progress of technology in the diagnostics and biotechnology fields;

         - the level of protection over our licenses, trade secrets, patents and proprietary rights; and

         -     risks associated with our location in Israel.


         In addition to the risks and uncertainties discussed above under "Risk Factors", you can find additional information concerning risks and uncertainties that would cause actual results to differ materially from those projected or suggested in the forward-looking statements in our filings with the Securities and Exchange Commission and in our Annual Report on Form 20-F for the year ended December 31, 2002, as amended. The forward-looking statements contained in this prospectus represent our judgment as of the date of this prospectus, and you should not unduly rely on such statements.

                                 CAPITALIZATION


         The following table sets forth, at December 31, 2002 the actual capitalization of Healthcare Technologies.


         This table should be read in conjunction with financial statements of Healthcare Technologies and related notes included elsewhere or incorporated by reference in this prospectus.



                                                                               DECEMBER 31,
                                                                                  2002
                                                                             (IN THOUSANDS)

Short-term credits, including current maturities of long-term bank
loans.............................................................             $    849

Long-term bank loans and convertible debentures...................             $     91
Shareholders' equity:
  Ordinary shares NIS 0.04 par value:
  Authorized: 40,000,000
  Issued and outstanding: 7,643,727 ..............................                  $99
Additional paid-in capital........................................             $ 16,266
Cumulative foreign currency translation adjustments...........                 $   (118)
Accumulated deficit...............................................             $(12,001)
Total shareholders' equity........................................             $  4,246
Total capitalization..............................................             $  5,186


                             SELECTED FINANCIAL DATA

         The following table shows, for the periods and dates indicated, selected historical financial data of Healthcare, which is derived from our consolidated financial statements. The financial data is only a summary and should be read in conjunction with our historical financial statements and related notes contained in the annual reports and other information that we have filed with the SEC. See "Incorporation of Certain Documents by Reference."

         INCOME STATEMENT DATA:

         CONSOLIDATED STATEMENT OF OPERATIONS
         (IN THOUSANDS OF U.S. DOLLARS EXCEPT LOSS PER SHARE)


                                                                        FISCAL YEAR ENDED DECEMBER 31,
                                                  ----------------------------------------------------------------------
                                                       2002          2001            2000         1999        1998
                                                  -------------- ------------- -------------- ----------- --------------
  SALES                                              16,676        16,013         15,456         16,583      18,562
  COST OF SALES                                      10,386         9,984         10,006         10,286      11,937
 GROSS PROFIT                                         6,290         6,029          5,450          6,297       6,625
  RESEARCH AND DEVELOPMENT COSTS, NET                   912         3,164          1,408            855         725
  SELLING AND MARKETING EXPENSES                      3,161         3,167          2,755          3,300       3,440

  GENERAL AND  ADMINISTRATIVE EXPENSES..........      2,475         3,966          2,669          2,268       3,378
  AMORTIZATION OF GOODWILL......................        471           246            196            196         324
  IMPAIRMENT OF PROPERTY AND EQUIPMENT..........          -             -             -               -         190
 OPERATING LOSS.................................       (729)       (4,514)        (1,578)          (322)     (1,432)
 FINANCIAL INCOME (EXPENSES), NET...............       (491)         (312)           129            156        (619)
  OTHER INCOME (EXPENSES), NET..................      1,482           897            754             36        (655)
 LOSS BEFORE TAXES..............................        262        (3,929)          (695)          (130)     (2,706)
 TAXES ON INCOME................................          -             -              -              -          93
 EARNINGS (LOSSES) AFTER TAXES ON INCOME........                   (3,929)          (695)          (130)     (2,799)
 MINORITY   INTEREST  IN  LOSSES   (EARNING)  OF
   CONSOLIDATED SUBSIDIARIES....................        206           916            204            (61)        119
 NET EARNINGS (LOSSES) FOR YEAR.................        468        (3,013)          (491)          (191)     (2,680)
                                                  ============== ============= ============== =========== ==============
 EARNINGS  (LOSSES)  PER  NIS  1  PAR  VALUE  OF
   SHARES(*)....................................       1.53         (12.6)         (2.64)         (1.03)     (14.55)
                                                  ============== ============= ============== =========== ==============
 WEIGHTED AVERAGE NUMBER OF SHARES AND
   EQUIVALENTS OUTSTANDING (IN THOUSANDS)(*)....      7,644         5,977          4,644          4,627       4,596
                                                  ============== ============= ============== =========== ==============

 LOSS FOR YEAR ACCORDING TO US GAAP (SEE NOTE 1)     (1,827)       (6,046)        (2,045)          (654)     (3,143)
                                                  ============== ============= ============== =========== ==============
LOSS PER SHARE ACCORDING TO US GAAP (*).........
                                                      (0.24)        (1.01)         (0.44)         (0.14)      (0.69)
                                                  ============== ============= ============== =========== ==============


(*) All share and per share amounts have been restated to retroactively reflect the share consolidation.

NOTE 1: EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP


                                                                     FISCAL YEAR ENDED DECEMBER 31,
                                                  ==================================================================================
                                                      2002           2001           2000         1999         1998           1997
                                                  ============== ============= ============== =========== ============== ===========
Net income (loss) as reported according to              468         (3,013)         (491)        (191)       (2,680)        (1,08\9)
   Israeli GAAP.................................
                                                  ============== ============= ============== =========== ============== ===========
Impairment of goodwill..........................
                                                                                                             (1,594)            -
Income from sale of production line in
   subsidiary...................................                         -             -            -         1,280             -
Income from sale of production line in jointly
   controlled entity............................                                                                 70             -
Capital Gain from decrease in holdings IN
   PROCOGNIA....................................     (1,349)             -             -            -             -             -
 Compensation expenses related to conversion of
   convertible debentures.......................       (313)             -             -            -             -             -
 Amortization of goodwill
    and technology..............................       (387)        (1,046)         (463)        (463)         (463)          (347)
Compensation expenses...........................        (40)                         (72)           -             -             -
Minority interest in losses of subsidiaries.....       (206)          (971)         (214)           -             -             -
Other income (expenses).........................                      (903)         (805)           -          (244)            -
                                                  ============== ============= ============== =========== ============== ===========
  EARNINGS (LOSSES)
    according to U.S. GAAP......................     (1,827)        (6,046)       (2,045)        (654)       (3,143)       (1,436)
                                                  ============== ============= ============== =========== ============== ===========

BALANCE SHEET DATA:
(IN THOUSANDS OF U.S. DOLLARS)


                                                                              FISCAL YEAR ENDED DECEMBER 31,
                                                   ===========================================================================
                                                       2002           2001          2000        1999         1998          1997
                                                       ----           ----          ----        ----         ----          ----
Working capital..................................     1,870            655         2,821       2,362        2,775         3,168
Total assets.....................................    10,565         12,485        15,609      14,261       14,740        17,862
Short-term credit including current maturities...       849          1,160         1,837         700        1,278         1,327
Long-term  liabilities,   not  including  current
   maturities....................................       337          1,226           670       1,123          972         1,417
Shareholders equity..............................     4,246          3,779         6,355       6,810        7,005         9,716
Shareholders' equity according to US GAAP........
   (See Note 2)..................................     2,829          4,483         8,230      10,167       10,825        13,999



NOTE 2: EFFECT OF MATERIAL DIFFERENCES BETWEEN
ISRAELI GAAP AND U.S. GAAP ON THE SHAREHOLDERS'
EQUITY


                                                                              FISCAL YEAR ENDED DECEMBER 31,
                                                   ===========================================================================
                                                       2002           2001          2000        1999         1998          1997
                                                       ----           ----          ----        ----         ----          ----
Shareholders' equity according to Israeli GAAP)..    (4,246)        (3,779)       (6,355)     (6,810)      (7,005)        9,716
Goodwill and technology..........................    (3.344)        (3,597)       (2,894)     (3,357)      (3,820)       (4,283)
Deferred capital gain............................         -              -          (903)          -            -             -
Minority interest................................         -              -          (555)          -            -             -
Convertible debentures...........................         -            416             -           -            -             -
Preferred shares in a subsidiary.................         -          2,477         2,477           -            -             -
Investment in Procognia..........................     4,761              -             -           -            -             -
Shareholders' equity according to US GAAP).......    (2,829)        (4,483)       (8,230)    (10,167)     (10,825)       13,999

                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS


         For a discussion of our results of operations and liquidity and capital resources for the three fiscal years ended December 31, 2002, see Item 5 of our Annual Report on Form 20-F for the fiscal year ended December 31, 2002, which is incorporated by reference in this Prospectus.

                               RECENT DEVELOPMENTS


PROCOGNIA FINANCING

         In April 2002, Procognia Israel (formerly known as Glycodata) secured $14.3 million in a second round of financing, of which $1.25 million was through the conversion of existing shareholders' loans. $0.75 million of this financing was used to repay further such shareholders' loans.

         For the purposes of this financing, a newly organized company registered in England, Procognia Ltd., acquired 100% ownership of Procognia (Israel), in consideration for which we, as well as another existing Procognia (Israel) shareholder, received ordinary shares of Procognia in exchange for our Procognia (Israel) shares, while the subsequent investors received preferred shares caring certain dividend and liquidation preferences and veto rights. Following the April 2002 financing, various funds managed by Apax Partners Europe became the principal shareholders of Procognia owning in the aggregate approximately 37% of Procognia's share capital. On January 15, 2002, Procognia entered into an agreement to acquire another company, Sense Proteomic Ltd., in a share exchange transaction. In connection with this acquisition, Procognia completed a $4 million round of financing from certain of its shareholders other than us. Following the completion of these transactions, our ownership interest in Procognia decreased from 14.4% to 11.5%, on a fully diluted basis. We have the right to nominate one of Procognia's seven directors.

         As a result of this transaction, we recorded a capital gain for the second quarter of fiscal 2002 of approximately $1.4 million.

Appointment of New Executive Officers

         Mr. Moshe Reuveni was appointed as our Chief Executive Officer in January 2003. Mr. Reuveni replaces Mr. Daniel Kropf who has served as our Chief Executive Officer and Chairman for the past three years and who will continue as our Chairman. Mr. Reuveni currently serves as one of our Directors and as the Managing Director of Gamida Medequip Ltd. (a subsidiary of Gamida for Life BV, our principal stockholder). Mr. Reuveni served as a director and Chief Financial Officer of Rosebud Medical Ltd. from March 1996 to January 2000. From December 1990 to December 1999, he served as General Manager of Gamida for Life (Israel). Mr. Reuveni also currently serves as a director of certain of our subsidiaries:
Savyon, Gamida-Gen Marketing, Gamidor Diagnostics and Danyel Biotech. Mr. Reuveni is a Certified Public Accountant and received his B.A. in Accounting and Economics from Tel-Aviv University.

         Mr. Eran Rotem has since May 2002 served as the Company's Chief Financial Officer. Mr. Rotem was previously a senior manager in Ernst & Young, Certified Public Accountants. He is himself a CPA and received his B.A. in Accounting and Finance from the Tel-Aviv College of management.


ESTABLISHMENT OF SAVYON 2003

         On December 31, 2002, we and Savyon entered into an agreement with Dr. Martin Lee, to establish Savyon Diagnostic Products (2003) Ltd. or "Savyon 2003", a newly organized Israeli company, to acquire Savyon's clinical laboratory diagnostics business for a purchase price of approximately $1.9 million. In January 2003, Savyon changed its name to "Pronto Diagnostics Ltd." and Savyon 2003 changed its name to "Savyon Diagnostics Ltd." Pronto continues to own and operate its clinical laboratory genetic diagnostics business.


         We and Dr. Lee will each own fifty percent of the newly organized company. Each of us has the right to appoint three members of the board of directors of this company. Dr. Lee is the chief executive officer of this company and Mr. Daniel Kropf is this company's chairman of the board.

         The purchase price is payable as follows: $ 770,000 was paid during January 2003, $430,000 was paid on April 15, 2003 and the remaining $700,000 will be paid in 35 monthly installments of $20,000 each.

         In connection with the transaction, Dr. Lee agreed to loan Savyon 2003 $1.2 million to be used to pay a portion of the $1.9 million purchase price to Savyon for its clinical laboratory diagnostics business. These funds were in fact loaned to Savyon 2003 by Dr. Lee and have been received by Savyon in partial payment of such purchase price. The loan bears interest at a floating rate equal to libor plus 1.75% and has no fixed repayment date. Dr. Lee was not a related party at the time of the transaction and therefore we have treated the loan as a net cash flow from financial operations.


         The agreement provides for certain buy and sell provisions, rights of first refusal and co-sale rights with respect to the shares of the new company. The agreement also provides that the new company will provide certain manufacturing services to us.

         Dr. Lee was a founder, Chief Executive Director and Laboratory Director of Great Smokies Diagnostic Laboratory, with almost 300 employees and doing business in over 30 countries. Dr. Lee has Ph.D. in biochemistry and microbiology. His career has included senior clinical positions at Lakeview and Meadowlands Clinical Lab Services, Rockland Medilabs, Corning Medical, Coulter Electronics and Pharmacia Fine Chemicals.


         Effective as of January 1, 2003, the results of Savyon 2003 are included in our consolidated financial statements on a proportionate consolidation basis. The excess of the purchase price over the book value of the assets and know how that were transferred to Savyon 2003 amounted to approximately $268 thousand and was recorded as additional paid in capital.


                           ISRAELI TAX CONSIDERATIONS

         The following contains a discussion of the material Israeli tax consequences to shareholders arising from the purchase, ownership and sale of ordinary shares. This summary does not discuss all the acts of Israeli tax law that may be relevant to a particular shareholder in light of his personal shareholding or concerning certain shareholders subject to special treatment under Israeli law (for example, traders in securities or shareholders conducting businesses in Israel). To the extent that the discussion is based on new tax legislation which has not been subject to judicial or administrative interpretation, there can be no assurance that the views expressed in this discussion will be accepted by the tax authorities. The discussion should not be construed as legal or professional tax advice and is not exhaustive of all possible tax considerations.

SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE ISRAELI OR OTHER TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ORDINARY SHARES, INCLUDING, IN PARTICULAR, THE EFFECT OF ANY NON-ISRAELI, STATE OR LOCAL TAXES.

ISRAELI TAXATION OF OWNERSHIP OF ORDINARY SHARES

         Non-residents of Israel are generally subject to Israeli tax on income accrued or derived from certain sources within Israel or received in Israel. These sources of income include passive income such as capital gains, dividends, royalties and interest, as well as non-passive income rendered in Israel. We are generally required to withhold income tax at the rate of 25% (15% for dividends generated by an Approved Enterprise) on all distributions of dividends other than bonus shares (share dividends) unless, in the case of a non-resident shareholder, a different tax rate is provided for in a tax treaty between Israel and the shareholder's country of residence. Pursuant to a treaty between the U.S. and Israel relating to relief of double taxation, which took effect on January 1, 1995 and applies to distribution of dividends by Healthcare on or after February 1, 1995, the maximum tax on dividends paid to shareholders which are residents of the U.S. is 25%. The tax withheld at source is the final tax imposed in Israel on dividends for non-resident individuals and corporations.

         The treaty also provides that a resident of the U.S. who holds shares in an Israeli corporation is exempt from the Israeli capital gains tax on gains from sale, exchange, or other disposition of capital assets if the gain is derived by a resident of the U.S. , but only if the U.S. resident owns either directly or indirectly, at any time within the twelve-month period preceding the date of sale, exchange, or other disposition, shares possessing less than 10% of the voting power of the corporation. The treaty also provides that in accordance with the provisions and subject to limitations of the law of the United States, the U.S. shall allow a resident of the U.S. as a credit against the United States tax the appropriate amount of taxes paid or accrued to Israel.

         Under Israeli law, sales of securities of Israeli companies quoted on the Nasdaq Stock Market or listed on any other recognized stock exchange in Israel and outside of Israel by non-residents of Israel through a transaction on a recognized stock exchange (other than certain Israeli corporations) are also exempt from the Israeli capital gains tax; provided that, the issuer qualifies as an "Industrial Company" under Israeli law. We currently do not qualify as an Industrial Company.

PROPOSED ISRAELI TAX REFORM

         In May 2000, a special committee of the Israeli Ministry of Finance (known as the "Rabinovitz Committee") published a report recommending substantial reforms to Israeli tax law. The Rabinovitz Committee recommended, among other things, subject to applicable treaties for the prevention of double taxation, applying a general tax rate of up to 25% on capital gains recognized in Israel and eliminating the exemption available to Israeli residents on capital gains derived from the sale of shares of Industrial Companies listed on specified non-Israeli stock exchanges, including Nasdaq. There is no certainty that the recommendations of the Rabinovitz Committee will be adopted in whole or in part by the Israeli Parliament.

EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

         Non-residents of Israel who purchase our ordinary shares with non-Israeli currency will be able to convert dividends (if any) thereon, and any amounts payable upon the dissolution, liquidation or winding up of our affairs, less any applicable taxes, as well as the proceeds of any sale of our ordinary shares, into freely repatriable foreign currency at the rate of exchange prevailing at the time of conversion, pursuant to the general permit (as amended) issued by the Controller of Foreign Currency at the Bank of Israel (the "Controller") under the Israel Currency Control Law, 1978 ("Currency Control Law").

         Non-residents of Israel may freely hold and trade our securities pursuant to the general permit issued under Currency Control Law. Neither our Memorandum of Association, our Articles of Association, nor the laws of the State of Israel restrict in any way the ownership or voting of ordinary shares by non-residents, except that such restrictions may exist with respect to subjects of countries which are in a state of war with Israel.

                             U.S. TAX CONSIDERATIONS

         The following discussion summarizes the material U.S. federal income tax consequences arising from the purchase, ownership and sale of the ordinary shares. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), final, temporary and proposed U.S. Treasury Regulations promulgated thereunder, and administrative and judicial interpretations thereof, in effect as of the date of this prospectus, all of which are subject to change, possibly with retroactive effect. Healthcare will not seek a ruling from the Internal Revenue Service with regard to the United States federal income tax treatment relating to investment in the ordinary shares and, therefor, no assurance exists that the Internal Revenue Service will agree with the conclusions set forth below. The summary below does not purport to address all federal income tax consequences that may be relevant to particular investors.

         This summary does not address the consequences that may be applicable to particular classes of taxpayers, including investors that hold ordinary shares as part of a hedge, straddle or conversion transaction, insurance companies, banks or other financial institutions, broker-dealers, tax-exempt organizations and investors who own (directly, indirectly or through attribution) 10% or more of Healthcare's outstanding voting stock. Further, it does not address the alternative minimum tax consequences of an investment in ordinary shares or the indirect consequences to U.S. Holders, as defined below, of equity interests in investors in ordinary shares. This summary is addressed only to holders that hold ordinary shares as a capital asset within the meaning of Section 1221 of the Code, are U.S. citizens, individuals resident in the United States for purposes of U.S. federal income tax, domestic corporations or partnerships and estates or trusts treated as "United States persons" under
Section 7701 of the Code ("U.S. Holders").


         EACH INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND SALE OF ORDINARY SHARES, INCLUDING THE EFFECTS OF APPLICABLE STATE, LOCAL, FOREIGN OR OTHER TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS.

TAX BASIS OF ORDINARY SHARES

         A U.S. Holder's tax basis in his or her ordinary shares will be the purchase price paid therefor by such U.S. Holder. The holding period of each ordinary share owned by a U.S. Holder will commence on the day following the date of the U.S. Holder's purchase of such ordinary share and will include the day on which the ordinary share is sold by such U.S. Holder.

SALE OR EXCHANGE OF ORDINARY SHARES


         A U.S. Holder's sale or exchange of ordinary shares will result in the recognition of gain or loss by such U.S. Holder in an amount equal to the difference between the amount realized and the U.S. Holder's basis in the ordinary shares sold. Subject to the following discussion of the consequences of Healthcare being treated as a passive foreign investment company, such gain or loss will be capital gain or loss if such ordinary shares are a capital asset in the hands of the U.S. Holder. Gain or loss realized on the sale of ordinary shares will be long-term capital gain or loss it the ordinary shares sold had been held for more than one year at the time of their sale. Long-term capital gains recognized by certain taxpayers generally are subject to a reduced rate of federal tax (currently a maximum of 15%). If the U.S. Holder's holding period on the date of the sale or exchange was one year or less, such gain or loss will be short-term capital gain or loss. Short-term capital gains generally are subject to tax at the same rates as ordinary income. In general, any capital gain recognized by a U.S. Holder upon the sale or exchange of ordinary shares will be treated as U.S. source income for U.S. foreign tax credit purposes. Gain or loss will be computed separately for each block of shares sold (shares acquired separately at different times and prices). The deductibility of capital losses is restricted and generally may only be used to reduce capital gains to the extent thereof. However, individual taxpayers generally may deduct annually $3,000 of capital losses in excess of their capital gains.


TREATMENT OF DIVIDEND DISTRIBUTIONS

         For U.S. federal income tax purposes, gross dividends (including the amount of any Israeli taxes withheld therefrom) paid to a U.S. Holder with respect to his or her ordinary shares will be included in his or her ordinary income to the extent made out of current or accumulated earnings and profits of Healthcare, as determined based on U.S. tax principles, at the time the dividends are received and will be treated as foreign source dividend income for purposes of the foreign tax credit limitation described below. Such dividends will not be eligible for the dividends received deduction allowed to U.S. corporations under Section 243 of the Code. Dividend distributions in excess of Healthcare's current and accumulated earnings and profits will be treated first as a non-taxable return of the U.S. Holder's tax basis in his or her ordinary shares to the extent thereof and then as a gain from the sale of ordinary shares. Dividends paid in NIS will be includible in income in a U.S. dollar amount based on the exchange rate at the time of their receipt, and any gain or loss resulting from currency fluctuations during the period from the date a dividend is paid to the date such payment is converted into U.S. dollars generally will be treated as ordinary income or loss.

         Any Israeli withholding tax imposed on dividends paid to a U.S. Holder will be a foreign income tax eligible for credit against such U.S. Holder's U.S. federal income tax liability subject to certain limitations. Alternatively, a U.S. Holder may claim a deduction for such amount, but only for a year in which a U.S. Holder elects to do so with respect to all foreign income taxes. The overall limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Dividends distributed by Healthcare with respect to ordinary shares will generally constitute "passive income". Foreign income taxes exceeding the credit limitation for the year of payment accrual may be carried back for two taxable years and forward for five taxable years in order to reduce U.S. federal income taxes, subject to the credit limitation applicable in each of such years. Other restrictions on the foreign tax credit include a general prohibition on the use of the credit to reduce liability for the U.S. individual and corporation alternative minimum taxes by more than 90% and an allowance of foreign tax credits for alternative minimum tax purposes only to the extent of foreign-source alternative minimum taxable income.

         Under the Jobs and Growth Tax Relief Reconciliation Act of 2003, qualified dividend income received by an individual U.S. Holder for taxable years beginning after December 31, 2002 and beginning before January 1, 2009 are taxed at reduced rates of either 5 or 15 percent, depending upon the amount of such U.S. Holder's taxable income. If an individual U.S. Holder does not hold ordinary shares for more than 60 days during the 120 day period beginning 60 days before an ex-dividend date, dividends received on ordinary shares are not eligible for reduced rates. Dividends received from a foreign corporation that was a passive foreign investment company (as further discussed below) in either the taxable year of the distribution or the preceding taxable year are not qualified dividend income. Qualified dividend income includes dividends received from a "qualified foreign corporation." A "qualified foreign corporation" includes a foreign corporation whose shares are readily tradable on an established securities market in the United States as well as a foreign corporation that is entitled to the benefits of a comprehensive income tax treaty with the United States which includes an exchange of information program. Israel and the United States are parties to a comprehensive income tax treaty which includes an exchange of information program. It is expected that the United States Treasury Department will issue guidance regarding which income tax treaties will be satisfactory for treating a corporation as a "qualified foreign corporation." In the event ordinary shares should not be readily tradable on an established securities market in the United States, individual U.S. Holders should consult their own tax advisors as to whether any distributions paid on ordinary shares will be taxed for United States federal income tax purposes at reduced tax rates.


INFORMATION REPORTING AND BACKUP WITHHOLDING


         Any dividends paid on, or proceeds derived from a sale of, the ordinary shares to, or by, U.S. Holders may be subject to U.S. information reporting requirements and the 30% U.S. backup withholding tax unless the holder (i) is a corporation or other exempt recipient or (ii) provides a United States taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with any applicable withholding requirements. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax, provided the required information is furnished to the U.S. Internal Revenue Service.

TAX STATUS OF HEALTHCARE FOR U.S. FEDERAL INCOME TAX PURPOSES

         A foreign corporation generally will be treated as a "passive foreign investment company" ("PFIC") if, after applying certain "look-through" rules, either(i) 75% or more of its gross income is passive income or (ii) 50% or more of the average value of its assets is attributable to assets that produce or are held to produce passive income. Passive income for this purpose generally includes dividends, interest , rents, royalties and gains from securities and commodities transactions. The look-through rules require a foreign corporation that owns at least 25% by value, of the stock of another corporation to treat a proportionate amount of assets and income as held or received directly by the foreign corporation.


         Healthcare is not considered to be a PFIC, nor does it anticipate that it will be a PFIC in the future because it expects that less than 75% of its annual gross income will be passive income and less than 50% of its assets will be passive assets, based on the look-through rules, the current income and assets of Healthcare and its subsidiaries, and the manner in which Healthcare and its subsidiaries are anticipated to conduct their businesses in the future. However, there can be no assurance that Healthcare ever will BE A PFIC in the future . If Healthcare were to be treated as a PFIC, any gain recognized by a U.S. Holder upon the sale (or certain other dispositions) of ordinary shares (or the receipt of certain distributions) generally would be treated as ordinary income, and a U.S. Holder may be required, in certain circumstances, to pay an interest charge together with tax calculated at maximum rates on certain "excess distributions," including any gain on the sale or certain dispositions of ordinary shares. In order to avoid this tax consequence, a U.S. Holder (i) may be permitted to make a "qualified electing fund" election, in which case, in lieu of such treatment, such holder would be required to include in its taxable income certain undistributed amounts of Healthcare's income or (ii) may elect to mark-to-market the ordinary shares and recognize ordinary shares and recognize ordinary income (or possible ordinary loss) each year with respect to such investment and on the sale or other disposition of the ordinary shares. Additionally, if Healthcare is deemed to be a PFIC, a U.S. Holder who acquires ordinary shares in Healthcare from a decedent will be denied the normally available step-up in tax basis to fair market value for the ordinary shares at the date of the death and instead will have a tax basis equal to the decedent's tax basis if lower than fair market value. Neither Healthcare nor its advisors have the duty to or will undertake to inform U.S. Holders of changes in circumstances that would cause Healthcare to become a PFIC. U.S. Holders should consult their own tax advisors concerning the status of Healthcare as a PFIC at any point in time after the date of this prospectus. Healthcare does not currently intend to take the action necessary for a U.S. Holder to make a "qualified electing fund" election in the event Healthcare is determined to be a PFIC.


                                 USE OF PROCEEDS

         All of the proceeds from the sale of the ordinary shares offered under this prospectus are for the account of the selling shareholders. Accordingly, we will not receive any proceeds from the sales of these shares.

                         PRICE RANGE OF ORDINARY SHARES

         Our ordinary shares are listed for quotation on the Nasdaq SmallCap Market under the symbol "HCTL." The following table sets forth, for the periods indicated, the intra-day high and low sales prices per share of our ordinary shares on the Nasdaq SmallCap Market.

         (i)      ANNUAL HIGH AND LOW MARKET PRICES FOR THE LAST FIVE FISCAL
YEARS:


                        FISCAL YEAR                       HIGH(*)        LOW(*)
                        -----------                       -------        ------
                        1998.......................        2.00           0.88

                        1999.......................        1.50           0.75

                        2000.......................        3.84           0.78

                        2001.......................        1.03           0.48

                        2002.......................        0.68           0.20


         (ii) HIGH AND LOW MARKET PRICES FOR EACH FULL FINANCIAL QUARTER FOR THE TWO MOST RECENT FISCAL YEARS:

                                                         HIGH (*)       LOW (*)
                                                         --------       -------
                        2001
                        ----
                        First Quarter..............       $1.03          $0.62
                        Second Quarter.............        1.00           0.62
                        Third Quarter..............        0.90           0.62
                        Fourth Quarter.............        0.85           0.48


                                                          HIGH (*)       LOW (*)
                                                          --------      -------
                        2002
                        ----
                        First Quarter..............       $0.60          $0.42

                        Second Quarter.............        0.68           0.38

                        Third Quarter..............        0.51           0.34

                        Fourth Quarter.............        0.67           0.20


         (iii) HIGH AND LOW MARKET PRICES EACH MONTH FOR THE MOST RECENT SIX MONTHS.


                        MONTH                              HIGH           LOW
                        -----                              ----           ---
                        DECEMBER, 2002.............        0.56           0.26

                        January 2003...............        0.54           0.34

                        February 2003..............        0.40           0.25

                        MARCH 2003.................        0.36           0.25

                        APRIL 2003.................        0.55           0.34

                        MAY 2003...................        0.62           0.34


----------
* Share prices have been adjusted to reflect a one-for-four share consideration effected on February 6, 1998.

         As of May 31, 2003, there were 7,643,727 ordinary shares outstanding owned by 90 holders of record and approximately 300 beneficial holders. This number includes approximately 70 holders of record with United States addresses who own an aggregate of approximately 2.3 million, or 30% of our ordinary shares.

                                    DIVIDENDS

         We have never paid a cash dividend on our ordinary shares. In the foreseeable future, we intend to retain earnings, if any, for use in our business but do not rule out the possibility of paying dividends in appropriate circumstances. Future dividend policy will be determined by our board of directors, and will depend upon our earnings and financial condition, capital requirements and other relevant factors, including the impact of the distribution of dividends on those factors and the impact of the distribution of dividends on our tax liabilities. Cash dividends may be paid by an Israeli company only out of profits as determined under Israeli law. Our articles of association provide that dividends will be paid in accordance with the resolutions of a general meeting of our shareholders although, our board of directors may declare interim dividends. Declarations of any final annual cash dividends require shareholder approval, which may reduce but not increase such dividend from the amount proposed by the Board.

                          DESCRIPTION OF SHARE CAPITAL

DESCRIPTION OF SHARES


         Set forth below is a summary of the material provisions governing our share capital. This summary is not complete and should be read together with our Memorandum and Articles of Association, copies of which have been filed as exhibits to the Registration Statement of which this prospectus forms a part, subject to amendment of our Memorandum and Articles of Association from time to time.


         As of December 31, 2002, our authorized share capital consisted of 40,000,000 ordinary shares, NIS 0.04 nominal value.

DESCRIPTION OF ORDINARY SHARES


         All issued and outstanding ordinary shares of Healthcare are duly authorized and validly issued, fully paid and nonassessable. The ordinary shares do not have preemptive rights. Neither our Memorandum , Articles of Association nor the laws of the State of Israel restrict in any way the ownership or voting of ordinary shares by non-residents of Israel, except with respect to subjects of countries which are in a state of war with Israel.


DIVIDEND AND LIQUIDATION RIGHTS

         Subject to the rights of the holders of shares with preferential or other special rights that may be authorized, the holders of ordinary shares are entitled to receive dividends in proportion to the sums paid up or credited as paid up on account of the nominal value of their respective holdings of the shares in respect of which the dividend is being paid (without taking into account the premium paid up on the shares) out of assets legally available therefor and, in the event of our winding up, to share ratably in all assets remaining after payment of liabilities in proportion to the nominal value of their respective holdings of the shares in respect of which such distribution is being made, subject to applicable law. Our Board of Directors may declare interim dividends and recommend a final annual dividend only out of profits and in such amounts as the Board of Directors may determine. Declaration of the final annual dividend requires shareholder approval at a general meeting, which may reduce but not increase such dividend from the amount recommended by the Board of Directors.

         In case of a share dividend, holders of shares can receive shares of a class whether such class existed prior thereto or was created therefore or shares of the same class that conferred upon the holders the right to receive such dividend.

VOTING, SHAREHOLDER MEETINGS AND RESOLUTIONS

         Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. Such rights may be affected by the future grant of any special voting rights to the holders of a class of shares with preferential rights. Once the creation of a class of shares with preference rights has been approved, the Board of Directors may issue preferred shares, unless the Board is limited from doing so by the Articles of Association or a contractual provision.

         An annual general meeting must be held once every calendar year at such time (not more than 15 months after the last preceding annual general meeting) and at such place, either within or outside the State of Israel, as may be determined by the Board of Directors. The quorum required for a general meeting of shareholders consists of at least two shareholders present in person or by proxy and holding, or representing, more than one-third of the total voting rights in the Company on the record date for such meeting. A meeting adjourned for lack of a quorum may be adjourned to the same day in the next week at the same time and place, or to such time and place as the Board of Directors may determine. At such reconvened meeting, if a quorum is not present within half an hour from the appointed time, any two shareholders present in person or by proxy (and not in default under the articles) will constitute a quorum. Shareholder resolutions generally will be deemed adopted if approved by the holders of a majority of the voting power represented at the meeting, in person or by proxy, and voting thereon. Shareholder resolutions for amending our memorandum and/or articles of association, including making changes in our capital structure, approving mergers with or into our company and/or our liquidation will be deemed adopted if approved by the holders of 75% of the voting power represented at the meeting, in person or by proxy, entitled to vote and voting on the resolution. In addition, the Companies Law provides for certain extraordinary majorities for the approval of certain related party transactions, nomination of External Directors, authorizing a chairman of a company's board of directors to also act as its general manager as well as certain arrangements between a company and its shareholders and/or creditors.

SHAREHOLDERS' DUTIES


         Under the Companies Law, a shareholder has a duty to act in good faith towards the company and other shareholders and to refrain from abusing his power in the company, including, among other things, when voting at the general meeting of shareholders on the following matters:


         -    any amendment to the articles of association;

         -    an increase of the authorized share capital of the company;

         -    a merger; or

         - approval of certain acts and transactions which require shareholder approval.

         In addition, a shareholder has the general duty to refrain from depriving other shareholders of their rights. Furthermore, any controlling shareholder, any shareholder who knows that he possesses the power to determine the outcome of a shareholder vote and any shareholder who, pursuant to the articles of association, has the power to appoint an office holder is under a duty to act in fairness towards the company. The Companies Law does not describe the substance of this duty.

ANTI-TAKEOVER PROVISIONS UNDER ISRAELI LAW

         Under the Companies Law, a merger is generally required to be approved by the shareholders and board of directors of each of the merging companies. If the share capital of the company that will not be the surviving company is divided into different classes of shares, the approval of each class is also required. The Companies Law provides that the articles of association of companies, such as ours, that were incorporated prior to February 1, 2000 are deemed to include a provision whereby the approval of a merger requires a majority of three quarters of those present and voting at a general meeting of shareholders. In addition, a merger can be completed only after all approvals have been submitted to the Israeli Registrar of Companies and at least seventy days have passed from the time that a proposal for approval of the merger was filed with the Registrar.

         The Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition the purchaser would become a 25% shareholder of the company. This rule does not apply if there is already another 25% shareholder of the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of tender offer if as a result of the acquisition the purchaser would become a 45% shareholder of the company, unless someone else already holds 50% of the voting power of the company. These rules do not apply if the acquisition is made by way of a merger. Regulations promulgated under the Companies Law provide that these tender offer requirements do not apply to companies whose shares are listed for trading outside of Israel if, according to the law in the country in which the shares are traded, including the rules and regulations of the stock exchange on which the shares are traded, either:

         - there is a limitation on acquisition of any level of control of the company; or

         - the acquisition of any level of control requires the purchaser to do so by means of a tender offer to the public.

However, under the Companies Law, if following any acquisition of shares the acquirer holds 90% or more of the company's shares or of a class of shares, the acquisition must be made by means of a tender offer for all of the target company's shares or all the shares of the class, as applicable. An acquirer who wishes to eliminate all minority shareholders must do so by way of a tender offer and acquire 95% of all shares not held by or for the benefit of the acquirer prior to the acquisition. If, however, the tender offer to acquire 95% is not successful, the acquiror may not acquire shares tendered if, by doing so the acquiror would own more than 90% of the shares of the target company.

Finally, Israeli tax law treats specified acquisitions, including a share-for-share swap between an Israeli company and a non-Israeli company, less favorably than does U.S. tax law. For example, Israeli tax law may subject a shareholder who exchanges his ordinary shares for shares in a non-Israeli corporation to immediate taxation, although the tax event can be postponed in certain cases for 2 to 4 years upon approval of the tax authorities.

TRANSFER OF SHARES AND NOTICES


         Fully paid ordinary shares are issued in registered form and may be transferred freely. Each shareholder of record is entitled to receive at least 21 days prior notice of shareholders' meetings. For purposes of determining the shareholders entitled to notice and to vote at such meetings, the Board of Directors may fix the record date not exceeding 60 days prior to the date of any general meeting.

MODIFICATION OF CLASS RIGHTS

         If at any time the share capital is divided into different classes of shares, the rights attached to any class (unless otherwise provided by our Articles of Association) may be modified or abrogated by Healthcare Technologies by a special resolution subject to the consent in writing of the holders of the issued shares of the class, or by the adoption of a special resolution passed at a separate general meeting of the holders of the shares of such class.

ACCESS TO INFORMATION

         We file reports with the Israeli Registrar of Companies regarding our registered address, our registered capital, our shareholders and the number of shares held by each, the identity of the directors and details regarding security interests on our assets. In addition, Healthcare must file with the Israeli Registrar of Companies its Articles of Association and a copy of any special resolution adopted by a general meeting of shareholders. The information filed with the Registrar of Companies is available to the public. In addition to the information available to the public, our shareholders are entitled, upon request, to review and receive copies of all minutes of meetings of our shareholders.

TRANSFER AGENT AND REGISTRAR

         The transfer agent and registrar for our ordinary shares is Continental Stock Transfer & Trust Company.

                              SELLING SHAREHOLDERS


         The following table sets forth as of May 31, 2003 the number of ordinary shares of Healthcare owned by each selling shareholder and the number of such ordinary shares included for sale in this prospectus, which in each case, except as set forth below, is equal to the number of ordinary shares owned by such person.


         The ordinary shares being offered by Gamida were acquired in various private and open market transactions between 1997 and 2001. The most recent acquisition of shares by Gamida was in 2001 in connection with our sale of 2,000,000 ordinary shares to Gamida in a private placement offering for an aggregate purchase price of $1,600,000 or $0.80 per share.

         The ordinary shares being offered by Diamed AG, DMI Investments and Nir Navot were acquired by them from Healthcare in 2001 in connection with our acquisition of the GamidaGen business.

                                     Beneficial Ownership                                 Beneficial Ownership
                                      Prior to Offering                                     After Offering
                                      -----------------                                     --------------
                                                 Percentage of                                        Percentage of
                                                  Outstanding    Ordinary Shares                       Outstanding
           Selling                Ordinary         Ordinary           being            Ordinary          Ordinary
         Shareholders              Shares           Shares(1)        Offered            Shares           Shares(1)
--------------------------     --------------   ---------------  ---------------    --------------   -------------
Gamida for Life B.V. (2) (3)      3,891,259(1)              51%        3,891,259                -               -

The Trust Company of
United Mizrahi Bank(3)                                     (3)               (3)               (3)              -

Diamed AG                            89,927                (4)            89,927                -               -

DMI Investments B.V.                 89,477                (4)            89,477                -               -

Nir Navot                             40,949               (4)            40,949                -               -

----------

(1)      Based upon 7,643,727 shares outstanding on May 31, 2003.

(2) Mr. Daniel Kropf who serves as the Chairman of the Board of Directors of Healthcare is the controlling shareholder of the parent company of Gamida.


(3) The ordinary shares owned by Gamida have been pledged to the Trust Company of United Mizrahi Bank as security for a loan from the Bank. In general, the pledge agreement grants Gamida the right to direct the voting of the pledged shares, except to the extent that the Bank determines in its reasonable discretion that a matter to be voted on would impair the value of the pledged shares. Upon the occurrence of a default, the Bank has the right to dispose of the shares, subject to complying with the terms of the pledge agreement. The registration statement of which this prospectus forms a part also covers the sale of the pledged shares by the Bank following a default by Gamida.

(4)      Less than 1%

PLAN OF DISTRIBUTION OF SELLING SHAREHOLDERS


         The selling shareholders intends to distribute the ordinary shares from time to time only as follows, if at all:


         -   to or through underwriters, brokers or dealers;

         -   directly to one or more other purchasers;

         -   through agents on a best-efforts basis; or

         -   otherwise through a combination of any such methods of sale.

         If the selling shareholders sell the ordinary shares through underwriters, dealers, brokers or agents, such underwriters, dealers, brokers or agents may receive compensation in the form of discounts, concessions or commissions from the selling shareholders and/or the purchasers of the ordinary shares.

         The ordinary shares may be sold from time to time:

         - in one or more transactions at a fixed price or prices, which may be changed;

         -   at market prices prevailing at the time of sale;

         -   at prices related to such prevailing market prices;

         -   at varying prices determined at the time of sale; or

         -   at negotiated prices.

         Such sales may be effected in transactions:

         - on any national securities exchange or quotation service on which Healthcare's ordinary shares may be listed or quoted at the time of sale;

         -   in the over-the-counter market;

         - in block transactions in which the broker or dealer so engaged will attempt to sell the ordinary shares as agent but may position and resell a portion of the block as principal to facilitate the transaction, or in crosses, in which the same broker acts as an agent on both sides of the trade;

         - in transactions otherwise than on such exchanges or services or in the over-the-counter market;

         -   through the writing of options; or

         -   through other types of transactions.

         In connection with sales of the ordinary shares or otherwise, the selling shareholders may enter into hedging transactions with brokers-dealers or others, which may in turn engage in short sales of the ordinary shares in the course of hedging the positions they assume. The selling shareholders may also sell ordinary shares short and deliver ordinary shares to close out such short positions, or loan or pledge ordinary shares to brokers-dealers or others that in turn may sell such securities. The selling shareholders may pledge or grant a security interest in some or all of the ordinary shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the Healthcare ordinary shares from time to time pursuant to this prospectus. The selling shareholders also may transfer and donate Healthcare ordinary shares in other circumstances, in which case the transferees, donees, pledgees or other successors in interest will be the selling shareholder for purposes of the prospectus. In addition, any ordinary shares covered by this prospectus that qualify for sale pursuant to Rule 144, Rule 144A or any other available exemption from registration under the Securities Act may be sold under Rule 144, Rule 144A or such other available exemption.

         At the time a particular offering of ordinary shares is made, a prospectus supplement, if required, will be distributed, which will set forth the number of ordinary shares being offered and the terms of the offering, including the name or names of any underwriters, dealers, brokers or agents, if any, and any discounts, commissions or concessions allowed or reallowed to be paid to brokers or dealers.

         The selling shareholders and any underwriters, dealers, brokers or agents who participate in the distribution of the ordinary shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any profits on the sale of the ordinary shares by them and any discounts, commissions or concessions received by any such underwriters, dealers, brokers or agents may be deemed to be underwriting discounts and commissions under the Securities Act.

         The selling shareholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M, which may limit the timing of purchases and sales of the ordinary shares by the selling shareholders and any other such person. Furthermore, Regulation M under the Exchange Act may restrict the ability of any person engaged in a distribution of the ordinary shares of to engage in market-making activities with respect to the ordinary shares being distributed for a period of up to five business days prior to the commencement of such distribution. All of the foregoing may affect the marketability of the ordinary shares and the ability of any person or entity to engage in market-making activities with respect to the ordinary shares.

         We will pay all expenses of the shelf registration statement, except that the selling shareholders will pay any broker's commission, agency fee or underwriter's discount or commission.

                                  LEGAL MATTERS

         Certain legal matters with respect to United States law are being passed upon for Healthcare by Phillips Nizer LLP, New York, New York. The validity of the ordinary shares offered hereby is being passed upon for Healthcare Technologies by Shinar, Shachor, Weissberger, Tel Aviv, Israel.

                                     EXPERTS


         Kost, Forer & Gabbay, a member of Ernst & Young International, independent auditors, have audited our consolidated financial statements as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002, as set forth in their report included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2002. We have incorporated by reference our financial statements in the prospectus in reliance on Kost Forer & Gabbay's report, given on their authority as experts in accounting and auditing.


                       WHERE YOU CAN FIND MORE INFORMATION

         We have filed a registration statement on Form F-3 with the SEC for the shares we are offering by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. We are required to file annual and special reports and other information with the SEC.

         You can read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, NW, Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available at the office of the Nasdaq SmallCap Market. For further information on obtaining copies of our public filings at the Nasdaq SmallCap Market, you should call
(212) 656-5060. Information contained on the websites does not constitute part of this prospectus.

         We are subject to certain of the informational requirements of the Exchange Act. We, as a "foreign private issuer," are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations and our officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchases and sales of ordinary shares. In addition, we are not required to file quarterly reports or to file annual and current reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to file with the Securities and Exchange Commission, within 180 days after the end of each fiscal year, an annual report on Form 20-F containing financial statements that will be examined and reported on, with an opinion expressed by an independent accounting firm as well as quarterly reports on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year after the end of each such quarter.

                      INFORMATION INCORPORATED BY REFERENCE


         The SEC allows us to "incorporate by reference" information into this prospectus. This means that we can disclose important information to you by referring you to another document filed by us with the Commission. Information incorporated by reference is deemed to be part of this prospectus.


         The following documents are incorporated by reference:

         (a) Our Annual Report on Form 20-F for the fiscal year ended December 31, 2002;

         (b) Our Form 6-K Report for February, 2003 filed with the Securities and Exchange Commission on March 17, 2003;

         (c) Our Form 6-K Report for May 2003, filed with the Securities and Exchange Commission on June 9, 2003;

         (d) Our Form 6-K for June 2003, filed with the Securities and Exchange Commission on June 20, 2003; and

         (e) The description of our ordinary shares contained in the registration statement under the Exchange Act on Form 8-A as filed with the Commission on May 27, 1989, and any subsequent amendment or report filed for the purpose of updating this description.


         In addition, all subsequent annual reports filed on Form 20-F prior to the termination of the offering are incorporated by reference into this prospectus. Also, we may incorporate by reference our future reports on Form 6-K by stating in those Forms that they are being incorporated by reference into this prospectus.



         We will provide without charge to any person (including any beneficial owner) to whom this prospectus has been delivered, upon oral or written request, a copy of any document incorporated by reference in this prospectus but not delivered with the prospectus (except for exhibits to those documents unless a document states that one of its exhibits is incorporated into the document itself). Such requests should be directed to Healthcare Technologies Ltd., Kiryat Minrav, 3 Habosem Street, Ashdod Israel 77610, Attn: Merav Kalderon Tel. No. (011) 972-8-856-2920 Ext. 230.

                       ENFORCEABILITY OF CIVIL LIABILITIES

         We are incorporated in Israel, and our directors and executive officers and the Israeli experts named herein are not residents of the United States and substantially all of their assets and our assets are located outside the United States. Service of process upon our directors and executive officers or the Israeli experts named herein and enforcement of judgments obtained in the United States against us, and our directors and executive officers, or the Israeli experts named herein, may be difficult to obtain within the United States. Phillips Nizer LLP is the U.S. agent authorized to receive service of process in any action against us arising out of this offering or any related purchase or sale of securities. We have not given consent for this agent to accept service of process in connection with any other claim.

         We have been informed by Shinar, Shachor, Weissberger, that there is doubt as to the enforceability of civil liabilities under the Securities Act or the Exchange Act in original actions instituted in Israel. However, subject to certain time limitations, an Israeli court may declare a non-Israeli civil judgment enforceable if it finds that:

         - the judgment was rendered by a court which was, according to the laws of the state of the court, competent to render the judgment,

         -    the judgment is no longer appealable,

         - the obligation imposed by the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the substance of the judgment is not contrary to Israeli law and/or public policy, and

         -    the judgment is enforceable in the state in which it was given.

Even if the above conditions are satisfied, an Israeli court will not enforce a non-Israeli judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases) or if its enforcement is likely to prejudice the sovereignty or security of the State of Israel. An Israeli court also will not declare a non-Israeli judgment enforceable if (i) the judgment was obtained by fraud, (ii) there was no due process (adequate service of process and a reasonable opportunity for defendant to present his arguments and evidence), (iii) the judgment was rendered by a court not competent to render it according to the laws of private international law in Israel, (iv) the judgment is at variance with another judgment that was given in the same matter between the same parties and which is still valid, or
(v) at the time the action was brought in the non-Israeli court a suit in the same matter and between the same parties was pending before a court or tribunal in Israel. Judgments rendered or enforced by Israeli courts will generally be payable in Israeli currency. Judgment debtors bear the risk associated with converting their awards into foreign currency, including the risk of unfavorable exchange rates.

                          INDEX TO FINANCIAL STATEMENTS

HEALTHCARE TECHNOLOGIES LIMITED


[Incorporated by reference to the Company's
Annual Report on Form 20-F for the fiscal year ended December 31, 2002.]

Report of Independent Public Accountants
Consolidated Balance Sheets at December 31, 2001 and 2002 (Audited) Consolidated Statements of Operations for the three years ended December 31,
  2000, 2001 and 2002 (Audited)
Consolidated Statement of Shareholders' Equity for the three years ended
  December 31, 2000, 2001 and 2002
Consolidated Statements of Cash Flows for the three years ended December 31, 2000, 2001 and 2002 (Audited) Notes to Consolidated Financial Statements (Audited)

[Incorporated by reference to the Company's Report on Form 6-K dated June 20, 2003.]


Unaudited pro forma condensed financial information

================================================================================


                                   PROSPECTUS


         You may rely on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. Neither the delivery of this prospectus nor sale of ordinary shares means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy these ordinary shares in any circumstances under which the offer or solicitation is unlawful.



                                              ____________, 2003


================================================================================

                                       II

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.   OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.


           Securities and Exchange Commission...........................................   $ 137.00
           Fees of Transfer Agent and Registrar.........................................   2,000.00
           Accounting...................................................................  30,000.00
           Legal Fees (US Counsel & Israeli Counsel, in the aggregate)..................  40,000.00
           Blue Sky Fees and Expenses...................................................   2,000.00
           Printing and Engraving.......................................................   1,000.00
           Insurance....................................................................  30,000.00
           Miscellaneous................................................................   1,000.00
                                                                                        -----------
           Total                                                                        $106,137.00
                                                                                        ============


All fees are estimated.

Item 15.   INDEMNITY AND INSURANCE OF DIRECTORS AND OFFICERS.

           Under the Companies Law, an Israeli company may not exempt an office holder from liability with respect to a breach of his duty of loyalty, but may exempt in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care. Under the Companies Law, a company may not (1) indemnify an office holder or absolve him from liability towards the company for, or (2) enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of any one of the following:

           - a breach by the office holder of his duty of loyalty unless the office holder acted in good faith and had a reasonable basis to believe that the act would not be detrimental to the benefit of the company;

           - an intentional or reckless breach by the office holder of his duty of care;

           - any act or omission intended to confer on the office holder an illegal personal gain; or

           -  any fine levied against the office holder.

           Article 109 of the Articles of Association of the Registrant contains provisions which relate to the indemnity and insurance of officers and directors. Subject to the provisions of the Companies Law, the Registrant's Articles of Association provide that it may enter into a contract for the insurance of the liability of any of its office holders with respect to:

           (i) a breach of his duty of care to the Company or to any other person;

           (ii) a breach of fiduciary duty to the Company provided that the Officer has acted in good faith and that he had reasonable grounds to assume that the act would not harm the good of the Company;

           (iii) a financial liability which shall be imposed on such Officer in favor of any other person, in respect of an act performed by him by virtue of his being an officer of the Company;

           Subject to the provisions of the Companies Law, the Registrant's Articles of Association provide that it may indemnify an officer holder with respect to any of the following:

           (i) a financial liability imposed on him in favor of any other person by any judgment, including a judgment given as a result of a settlement or an arbitrator's award which has been confirmed by a court, in respect of an act performed by him by virtue of his being an Officer of the Company.

           (ii) reasonable litigation costs, including lawyer's fees, expended by an Officer or which were imposed on an Officer by a court in proceedings filed against him by the Company or in its name or by any other person or in a criminal charge on which he was acquitted, in respect of an act performed by him by virtue of his being an Officer of the Company.

           In addition, under the Companies Law, indemnification of, and procurement of insurance coverage for, the Registrant's office holders must be approved by its audit committee and its board of directors and, in specified circumstances, by its shareholders.

           Registrant has obtained directors' and officers' liability insurance and resolved to indemnify its office holders pursuant to the Companies Law.

Item 16.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.
(a)        EXHIBITS


Incorp.           Exhibit
by Ref. to.       No.
-----------       ---

**                5        Opinion of Shinar, Shachor, Weissberger
**                23(a)    Consent of Shinar, Shachor, Weissberger contained in
                           their opinion filed as Exhibit 5.
*                 23(b)    Consent of Kost Forer & Gabbay
**                23(c)    Consent of Phillips Nizer LLP
**                99.1     Distribution Agreement between Dade Behring Marburg
                          GmbH and Gamidor Diagnostics
**                99.2     Distribution Agreement between Amersham Pharmacia
                           Biotech AB and Danyel Biotech Ltd.
**                99.3     Deal Structure Document for Savyon 2003 Transaction.
*                 99.4     Assignment of Amersham Agreement.
*                 99.5     Chart of Healthcare Companies

----------
*        Filed herewith.
**       Previously filed

         All schedules have been omitted from this Registration Statement, since the required information is either not applicable, or is not present in amounts sufficient to require submission of the schedules, or because the information is included in the Financial Statements or notes thereto.

Item 17.   UNDERTAKINGS.

         The undersigned Registrant hereby undertakes:

           (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement.

                 (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                 (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

                 (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

           (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

           (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

           (4) To file a post-effective amendment to the Registration Statement to include any financial statements required by ss.3-19 of Regulation S-X (ss.210.3-19 of this chapter) at the sort of any delayed offering or throughout a continuous offering.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act"), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registration has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to which the prospectus is sent or given, the registrant's latest filing on Form 20-F.

         The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities and that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Tel-Aviv, State of Israel, on the 20th day of June, 2003.


                                         HEALTHCARE TECHNOLOGIES LIMITED


                                         By: /s/ DANIEL KROPF
                                             -----------------------------------
                                              Daniel Kropf,

                                              Chairman of the Board of Directors


                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Brian Brodrick and Eran Rotem, and each of them, as his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign this Registration Statement and any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute, may lawfully do or cause to be done by virtue thereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:


Signature                 Title                                  Date
---------                 -----                                  ----

/s/ Daniel Kropf
----------------------
Mr. Daniel Kropf          Chairman of the Board of Directors     June 20, 2003
                          and Director

/s/ Moshe Reuveni
----------------------
Mr. Moshe Reuveni         Chief Executive Officer                June 20, 2003
                          and Director
                          (Principal Executive Officer)

/s/ Eran Rotem
----------------------
Mr. Eran Rotem, CPA       Chief Financial Officer (Principal     June 20, 2003
                          Financial and Accounting Officer)
*/s/ Yacob Ofer
----------------------
Mr. Yacob Ofer            Director                               June 20, 2003

/s/ Rolando Eisen
----------------------
Mr. Rolando Eisen         Director                               June 20, 2003


*/s/ Eliezer Helfan
----------------------
Mr. Eliezer Helfan        Director                               June 20, 2003

*/s/ Israel Amir
----------------------
Mr. Israel Amir           Director                               June 20, 2003

*/s/ Ethan Rubinstein
----------------------
Prof. Ethan Rubinstein    Director                               June 20, 2003

/s/ Varda Rotter
----------------------
Prof. Varda Rotter        Director                               June 20, 2003


Authorized Representative in the
United States:

Phillips Nizer LLP

By: /s/ Brian Brodrick
    ----------------------
    Brian Brodrick, Esq.,
    Partner

                                                                   June 20, 2003

/s/ Eran Rotem
--------------
*Eran Rotem, as attorney-in-fact

                                                                   June 20, 2003

                                  EXHIBIT LIST


Incorp.           Exhibit
by Ref. to.       No.
-----------       ---
**                5      Opinion of Shinar, Shachor, Weissberger
**                23(a)  Consent of Shinar, Shachor, Weissberger contained in their opinion filed as Exhibit 5.
*                 23(b)  Consent of Kost Forer & Gabbay
**                23(c)  Consent of Phillips Nizer LLP
**                99.1   Distribution Agreement between Dade Behring Marburg
                          GmbH and Gamidor Diagnostics
**                99.2   Distribution Agreement between Amersham Pharmacia
                       Biotech AB and Danyel Biotech Ltd.
**                99.3   Deal Structure Document for Savyon 2003 Transaction
*                 99.4   Assignment of Amersham Agreement
*                 99.5     Chart of Healthcare Companies


---------------------
*        Filed herewith
**       Previously filed